MEMORANDUM OF CHANGES
                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440

     This Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of the Trusts. All page numbers below refer to Prospectus Part I.

     Cover Page. The Trust name, Estimated Current Return, Estimated
                 Long-Term Return, CUSIP number and date of the prospectus have been completed.

         Page 2. The "Summary of Essential Financial Information" has been completed.

      Pages 3-4. The "Portfolio" and the notes thereto have been completed.

         Page 5. The Underwriters have been named.

         Page 6. The "Report of Independent Certified Public Accountants" and
                 "Statement of Condition" have been completed.

Back Cover Page. The name of the Trust and date of the prospectus has been completed.




                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER             VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy     Attention:  A. Thomas Smith III
         111 West Monroe Street         1 Parkview Plaza
         Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181-5555

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective on June 3, 2003 at 8:00 a.m. pursuant to Rule 487.



                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                              CALIFORNIA IM-IT 207

     California Insured Municipals Income Trust, Series 207 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 440.

                                              Monthly           Semi-Annual
                                           Distributions       Distributions
                                         -------------       ------------
 Estimated Current Return:                     4.05%               4.10%
 Estimated Long Term Return:                   3.79%               3.84%
 CUSIP:                                     13033Q-68-4         13033Q-69-2


     Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                  JUNE 3, 2003


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

     Any contrary representation is a criminal offense.






                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                               June 3, 2003
Principal amount of bonds in Trust              $2,830,000
Principal amount of bonds per Unit (1)             $930.31
Number of Units                                      3,042
Weighted average maturity of bonds                25 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 2,892,954
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit (2)                  $    944.03

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
General Obligation                                    51%
General Purpose                                       18
Airport                                               15
Certificate of Participation                          12
Tax District                                           4
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    42.97   $     42.97
  Less estimated expenses (4)     $     2.43   $      1.97
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    40.54   $     41.00

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.76   $      0.70
                                  -----------  -----------
Total annual expenses per Unit    $     2.43   $      1.97
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.82 on     $       3.87 on
                        July 25, 2003       July 25, 2003
Normal distribution (3)    $     3.37         $     20.50
Record dates              10th day of         July 10 and
                           each month          January 10
Distribution dates        25th day of         July 25 and
                           each month          January 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (June 6, 2003), you will pay accrued interest from this date to your settlement date less interest distributions. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases and redemptions. Units redeemed directly through the Trustee are not subject to such fees.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.



PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  ------------- --------------
$     500,000    Menifee, California, Unified School District, 2002 Election,
                   General Obligation Bonds, Series A (FGIC Insured)
                   #4.375% Due 08/01/2024                                      AAA     2013 @ 100       $   502,500
      275,000    Sequoia, California, Unified High School District, Refunding
                   General Obligation Bonds (FSA Insured)
                   #4.50% Due 07/01/2025                                      Aaa*     2011 @ 102           279,032
      180,000    Oakland, California, Unified School District, Alameda County,
                   General Obligation Bonds (FGIC Insured)                             2012 @ 100
                   #5.00% Due 08/01/2026                                       AAA     2025 @ 100 S.F.      190,069
      500,000    Lemoore, California, Redevelopment Agency, Tax Allocation
                   Revenue Refunding Bonds, Lemoore Redevelopment
                   Project, (MBIA Insured)                                             2012 @ 102
                   #4.625% Due 08/01/2027                                      AAA     2021 @ 100 S.F.      511,424
      115,000    Pittsburg, California, Redevelopment Agency Tax Allocation,
                   Los Medanos Community Development, Revenue Bonds,
                   Project A (MBIA Insured)
                   4.75% Due 08/01/2029                                        AAA     2013 @ 100           118,554
      350,000    El Monte, California, Department of Public Social Services
                   Facility, Certificates of Participation Bonds (AMBAC
                   Assurance Insured)                                                  2009 @ 101
                   #4.75% Due 06/01/2030                                       AAA     2020 @ 100 S.F.      359,219
      410,000    San Francisco, California, City & County Airports, International
                   Airport Revenue Refunding Bonds, Second Series-28B
                   (MBIA Insured)                                                      2012 @ 100
                   #5.00% Due 05/01/2032                                       AAA     2028 @ 100 S.F.      432,476
      500,000    Whittier, California, City School District, 2000 Election General
                   Obligation Bonds, Series D (FSA Insured)
                   4.35% Due 08/01/2032                                        AAA     2011 @ 102           499,680
---------------                                                                                         -------------
$   2,830,000                                                                                           $ 2,892,954
===============                                                                                         =============



For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from May 21, 2003 to June 3, 2003.

(2)  Other information regarding the bonds is as follows:

                    COST TO           PROFIT (LOSS)
                    SPONSOR            TO SPONSOR
                ---------------      ---------------
              $    2,868,904        $     24,050

     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 12%, Financial Guaranty 24%, MBIA 36% and FSA 28%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


     CALIFORNIA. Because the Trust invests substantially all of its total assets in California municipal securities, the Trust is more susceptible to political, economic, regulatory or other factors affecting issuers of California municipal securities than a Trust which does not limit its investments to such issuers. These risks include possible legislative, state constitutional or regulatory amendments that may affect the ability of state and local governments or regional governmental authorities to raise money to pay principal and interest on their municipal securities. Economic, fiscal and budgetary conditions throughout the state may also influence the Trust's performance.

     California state and local government obligations may be adversely affected by political and economic conditions and developments within the State of California and the nation as a whole. With respect to an investment in the Trust, through popular initiative and legislative activity, the ability of the State of California and its local governments to raise money through property taxes and to increase spending has been the subject of considerable debate and change in recent years. Various State Constitutional amendments, for example, have been adopted which have the effect of limiting property tax and spending increases, while legislation has sometimes added to these limitations and has at other times sought to reduce their impact. To date, these Constitutional, legislative and budget developments do not appear to have severely decreased the ability of the State and local governments to pay principal and interest on their obligations. It can be expected that similar types of State legislation or Constitutional proposals will continue to be introduced. The impact of future developments in these areas is unclear.

     Fuel and energy prices in the State of California have risen sharply in recent months. Because of capacity constraints in electric generation and transmission, California utilities have been forced to purchase wholesale power at high prices. While the government of California and the Federal Energy Regulatory Commission are considering further actions to deal with the shortcomings in California's energy market, it is not possible to predict what the long-term impact of these developments will be on California's economy. Such fuel and energy issues could have severe adverse effects of the state's economy.

     Although revenue obligations of the State of California or its political subdivisions may be payable from a specific project or source, including lease rentals, there can be no assurance that future economic difficulties and the resulting impact on State and local government finances will not adversely affect the market value of the portfolio of the Trust or the ability of the respective obligors to make timely payments of principal and interest on such obligations.

     The value of California municipal instruments may also be affected by general conditions in the money markets or the municipal bond markets, the levels of federal income tax rates, the supply of tax-exempt bonds, the credit quality and rating of the issues and perceptions with respect to the level of interest rates.

     There can be no assurance that there will not be a decline in economic conditions or that particular California municipal securities in the portfolio of the Trust will not be adversely affected by any such changes.

     All outstanding general obligation bonds of the State are rated "A+" by Standard and Poor's and "A1" by Moody's.

     Further information concerning California risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

     TAX STATUS. For a discussion of the Federal tax status of income earned on California IM-IT Units, see "Federal Tax Status" in Prospectus Part II as amended by the following section entitled "Federal Tax Status".

     We have examined the income tax laws of the State of California to determine its applicability to the Trust and to the holders of Units in the Trust who are full-time residents of the State of California ("California Unitholders"). The assets of the Trust will consist of bonds issued by the State of California or a local government of California (the "California Bonds") or by the Commonwealth of Puerto Rico or its authority (the "Possession Bonds") (collectively, the "Bonds"). For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded from gross income for federal income tax purposes.

     Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued; (ii) the interest thereon is excludable from gross income for federal income tax purposes; and (iii) interest on the Bonds, if received directly by a California Unitholder, would be exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax"). This opinion does not address the taxation of persons other than full time residents of California. We have assumed that, at the respective times of issuance of the Bonds, opinions that the Bonds were validly issued and that interest on the Bonds is excluded from gross income for Federal income tax purposes were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that, with respect to the California Bonds, bond counsel to the issuing authorities rendered opinions that the interest on the California Bonds is exempt from the California Personal Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith.

     Based upon the foregoing, and upon an investigation of such matters of law as we considered to be applicable, we are of the opinion that, under existing provisions of the law of the State of California as of the date hereof:

     1. The Trust is not an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California Unitholder will be treated as the owner of a pro rata portion of the Trust, and the income of such portion of the Trust will be treated as the income of the California Unitholders under the California Personal Income Tax.

     2. Interest on the Bonds which is exempt from tax under the California Personal Income Tax when received by the Trust and which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the Trust and distributed to a California Unitholder.

     3. Each California Unitholder of the Trust will generally recognize gain or loss for California Personal Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or when the California Unitholder redeems or sells Units of the Trust, to the extent that such a transaction results in a recognized gain or loss to such California Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California Unitholders are advised to consult their own tax advisors. Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in a California Unitholder realizing taxable gain for California Personal Income Tax purposes when a Unit is sold or redeemed for an amount equal to or less than its original cost.

     4. Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California Unitholder to purchase Units in the Trust is not deductible for purposes of the California Personal Income Tax.

     This opinion relates only to California Unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of California Unitholders subject to the California Corporation Tax Law and such California Unitholders are advised to consult their own tax advisors. Please note, however, that interest on the underlying Bonds attributed to a California Unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax. We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and we express no opinion with respect to taxation under any other provisions of the California law. Ownership of the Units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

     FEDERAL TAX STATUS. The first complete paragraph appearing on page A-21 in Prospectus Part II is supplemented by the following paragraph.

     Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

     For periods not covered by the reduced rates under the Tax Act, the rates set forth in the first complete paragraph on page A-21 apply.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
---------------------------------------       -------------------------------------------------------  -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               1,192
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               500
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              500
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                     500
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    250
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,                               100
     Management Services L.L.C.                  6th Floor, Newark, New Jersey 07102
                                                                                                       -----------------
                                                                                                                 3,042
                                                                                                       =================


                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of California IM-IT 207 (included in Van Kampen Focus Portfolios, Municipal Series
440):

     We have audited the accompanying statement of condition and the portfolio of California IM-IT 207 (included in Van Kampen Focus Portfolios, Municipal Series 440) as of June 3, 2003. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California IM-IT 207 (included in Van Kampen Focus Portfolios, Municipal Series 440) as of June 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   June 3, 2003



                             STATEMENT OF CONDITION

                               AS OF JUNE 3, 2003

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                    $           2,892,954
   Accrued interest to the first settlement date (1)(2)                  8,129
                                                         ---------------------
         Total                                           $           2,901,083
                                                         ---------------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)      $               8,129
   Interest of Unitholders--
         Cost to investors                                           3,042,000
         Less: Gross underwriting commission                           149,046
                                                         ---------------------
         Net interest to Unitholders (1)(2)                          2,892,954
                                                         ---------------------
         Total                                           $           2,901,083
                                                         ---------------------
   Units outstanding                                                     3,042
                                                         ---------------------
   Net asset value per Unit                              $              951.00
                                                         ---------------------



--------------------------------------------------------------------------------

     (1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus
          Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

     (2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    California......................................5
    Tax Status......................................5
    Federal Tax Staus...............................6
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1) Call our 24-Hour Pricing Line
        (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
        (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-CAPRO207
                                                                       #36704-01





                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I
                                  JUNE 3, 2003

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440
                              CALIFORNIA IM-IT 207






                              VAN KAMPEN FUNDS INC.

                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                               MICHIGAN IM-IT 179

    Michigan Insured Municipals Income Trust, Series 179 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 440.

                                          Monthly                Semi-Annual=
                                       Distributions            Distributions
                                       -------------            ------------
       Estimated Current Return:           4.06%                    4.11%
       Estimated Long Term Return:         3.74%                    3.79%
       CUSIP:                           59452R-58-8              59452R-59-6


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                  JUNE 3, 2003


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                               June 3, 2003
Principal amount of bonds in Trust              $2,920,000
Principal amount of bonds per Unit (1)             $923.17
Number of Units                                      3,163
Weighted average maturity of bonds                26 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,008,026
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit (2)                  $    944.08

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
General Obligation                                    61%
Tax District                                          17
Transportation                                        14
Water and Sewer                                        8
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    42.87   $     42.87
  Less estimated expenses (4)     $     2.23   $      1.77
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    40.64   $     41.10

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.74   $      0.68
                                  -----------  -----------
Total annual expenses per Unit    $     2.41   $      1.95
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.83 on     $       3.88 on
                        July 25, 2003       July 25, 2003
Normal distribution (3)    $     3.38         $     20.55
Record dates              10th day of         July 10 and
                           each month          January 10
Distribution dates        25th day of         July 25 and
                           each month          January 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (June 6, 2003), you will pay accrued interest from this date to your settlement date less interest distributions. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases and redemptions. Units redeemed directly through the Trustee are not subject to such fees.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) During the first year the Trustee will reduce its fee by approximately $.18 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $43.05. Estimated expenses will increase to $2.41 and $1.95 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.




PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------  ---------------
$     120,000    Ingham County, Michigan, Building Authority, General
                   Obligation Bonds (FSA Insured)
                   #3.90% Due 10/01/2020                                       AAA     2013 @ 100       $   119,101
      500,000    Detroit, Michigan, Downtown Developmental Authority, Tax
                   Increment Revenue Refunding Bonds (Developmental
                   Area 1 Projects) Series A (MBIA Insured)                            2008 @ 100
                   #4.75% Due 07/01/2025                                       AAA     2019 @ 100 S.F.      511,735
      200,000    Pleasant Ridge, Michigan, General Obligation Bonds
                   (AMBAC Assurance Insured)
                   4.375% Due 04/01/2027                                       AAA     2013 @ 100           201,704
      500,000    Warren, Michigan, Consolidated School District, School
                   Building & Site, General Revenue Bonds (FGIC Insured)               2013 @ 100
                   5.00% Due 05/01/2027                                        AAA     2025 @ 100 S.F.      530,900
      200,000    Pleasant Ridge, Michigan, General Obligation Bonds
                   (AMBAC Assurance Insured)
                   4.375% Due 04/01/2028                                       AAA     2013 @ 100           201,544
      500,000    St. Clair County, Michigan, General Obligation Bonds
                   (FGIC Insured)                                                      2013 @ 100
                   #4.25% Due 04/01/2028                                       AAA     2026 @ 100 S.F.      489,740
      250,000    Detroit, Michigan, City School District, School Building and
                   Site Improvement, General Obligation Bonds, Series B
                   (FGIC Insured)                                                      2013 @ 100
                   5.00% Due 05/01/2028                                        AAA     2026 @ 100 S.F.      264,623
      250,000    Detroit, Michigan, Sewage Disposal System, Senior Lien
                   Revenue and Refunding Bonds, Series 2003 A
                   (FSA Insured)                                                       2013 @ 100
                   5.00% Due 07/01/2032                                        AAA     2029 @ 100 S.F.      264,595
      400,000    Puerto Rico Commonwealth, Highway & Transportation
                   Authority, Revenue Bonds, Series A (FSA Insured)                    2018 @ 100
                   #4.75% Due 07/01/2038                                       AAA     2029 @ 100 S.F.      424,084
===============                                                                                         ===========
$   2,920,000                                                                                           $ 3,008,026
===============                                                                                         ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from May 16, 2003 to June 2, 2003.

(2) Other information regarding the bonds is as follows:

                          COST TO           PROFIT (LOSS)
                          SPONSOR            TO SPONSOR
                      ---------------      ---------------
                    $    2,984,647        $     23,379

     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 14%, Financial Guaranty 43%, MBIA 17% and FSA 26%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   MICHIGAN. The financial condition of the State of Michigan is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State's Constitution limits the amount of total State revenues that may be raised from taxes and other sources. State revenues (excluding federal aid and revenues used for payment of principal of and interest on general obligation bonds) in any fiscal year are limited to a specified percentage of State personal income in the prior calendar year or the average thereof in the prior three calendar years, whichever is greater. The State may raise taxes in excess of the limit in emergency situations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be dependent on manufacturing, tourism, and agriculture. These sectors tend to be cyclical and are facing increasing competition from foreign producers.

   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

   As of March 1, 1997, all outstanding general obligation bonds of the state were rated "Aa" by Moody's and "AA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.). In January 1998, Standard & Poor's raised its rating on the State's general obligation bonds to "AA+" and in September, 2000, raised the rating to "AAA". In March of 1998, Moody's raised its rating on the State's general obligation bonds to "Aa1" and in October, 2000, raised the rating to "Aaa". In April, 1998, Fitch IBCA, Inc., raised its rating on the State's general obligation bonds to AA+.

   Further information concerning Michigan risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. For a discussion of the Federal tax status of income earned on Michigan IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II as amended by the following section entitled "Federal Tax Status".

   In the opinion of Miller, Canfield, Paddock and Stone, P.L.C., special counsel to the Trust for Michigan tax matters, in summary under existing Michigan law, the Michigan IM-IT Trust and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of Federal income tax under the Internal Revenue Code of 1986 to the Michigan IM-IT Trust and the Unitholders.

   Under the income tax laws of the State of Michigan, the Michigan IM-IT Trust is not an association taxable as a corporation; the income of the Michigan IM-IT Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Michigan IM-IT Trust. Interest on the underlying bonds which is exempt from tax under these laws when received by Michigan IM-IT Trust will retain its status as tax exempt interest to the Unitholders.

   For purposes of the foregoing Michigan tax laws, each Unitholder will be considered to have received his pro rata share of bond interest when it is received by the Michigan IM-IT Trust, and each Unitholder will have a taxable event when the Michigan IM-IT Trust disposes of a bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells his Certificate to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each unit to a Unitholder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.

   The Michigan Intangibles Tax was totally repealed effective January 1, 1998.

   The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity", as defined in the Act. Under the Single Business Tax, both interest received by the Michigan IM-IT Trust on the underlying bonds and any amount distributed from the Michigan IM-IT Trust to a Unitholder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan IM-IT Trust or the Unitholders. If the Michigan IM-IT Trust or the Unitholders have a taxable event for Federal income tax purposes when the Michigan IM-IT Trust disposes of a bond (whether by sale, exchange, redemption or payment at maturity) or the Unitholder redeems or sells his Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unitholders should consult their tax advisor as to their status under Michigan law. The Single Business Tax is being phased-out, with total repeal after December 31, 2009.

   Any proceeds paid under an insurance policy issued to the Trustee of the Trust, or paid under individual policies obtained by issuers of bonds, which, when received by the Unitholders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

   As the Tax Reform Act of 1986 eliminated the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unitholder will be increased accordingly to the extent such capital gains are realized when the Michigan IM-IT Trust disposes of a bond or when the Unitholder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.

     FEDERAL TAX STATUS. The first complete paragraph appearing on page A-21 in Prospectus Part II is supplemented by the following paragraph.

   Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

   For periods not covered by the reduced rates under the Tax Act, the rates set forth in the first complete paragraph on page A-21 apply.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
---------------------------------------       -----------------------------------------------------    -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181                 813
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                   1,000
  Fahnestock & Co., Inc.                      110 Wall Street, 8th Floor, New York, New York 10005                 500
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               250
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              250
  Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                  250
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,                               100
     Management Services L.L.C.                  6th Floor, Newark, New Jersey 07102
                                                                                                       -----------------
                                                                                                                 3,163
                                                                                                       =================




                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Michigan IM-IT 179 (included in Van Kampen Focus Portfolios, Municipal Series
440):

   We have audited the accompanying statement of condition and the portfolio of Michigan IM-IT 179 (included in Van Kampen Focus Portfolios, Municipal Series
440) as of June 3, 2003. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan IM-IT 179 (included in Van Kampen Focus Portfolios, Municipal Series 440) as of June 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   June 3, 2003



                             STATEMENT OF CONDITION

                               AS OF JUNE 3, 2003

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                       $   3,008,026
   Accrued interest to the first settlement date (1)(2)            22,455
                                                            -------------
         Total                                              $   3,030,481
                                                            -------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)         $      22,455
   Interest of Unitholders--
         Cost to investors                                      3,163,000
         Less: Gross underwriting commission                      154,974
                                                            -------------
         Net interest to Unitholders (1)(2)                     3,008,026
                                                            -------------
         Total                                              $   3,030,481
                                                            -------------
   Units outstanding                                                3,163
                                                            -------------
   Net asset value per Unit                                 $      951.00
                                                            -------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Michigan........................................5
    Tax Status......................................5
    Federal Tax Staus...............................6
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-MIPRO179
                                                                       #36706-01



                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                  JUNE 3, 2003

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440
                               MICHIGAN IM-IT 179




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555





                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                               NEW YORK IM-IT 163

     New York Insured Municipals Income Trust, Series 163 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 440.

                                         Monthly                Semi-Annual
                                      Distributions            Distributions
                                    -------------            ------------
 Estimated Current Return:                4.04%                    4.09%
 Estimated Long Term Return:              3.72%                    3.77%
 CUSIP:                                64949F-64-3              64949F-65-0


     Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                  JUNE 3, 2003


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

     Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                               June 3, 2003
Principal amount of bonds in Trust              $3,145,000
Principal amount of bonds per Unit (1)             $931.02
Number of Units                                      3,378
Weighted average maturity of bonds                27 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,212,492
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit (2)                  $    944.02

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
Transportation                                        30%
General Obligation                                    22
General Purpose                                       16
Water and Sewer                                       16
Health Care                                           10
Retail Electic/Gas/Telephone                           6
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    42.85   $     42.85
  Less estimated expenses (4)     $     2.41   $      1.95
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    40.44   $     40.90

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.74   $      0.68
                                  -----------  -----------
Total annual expenses per Unit    $     2.41   $      1.95
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.81 on     $      17.49 on
                        July 25, 2003   November 25, 2003
Normal distribution (3)    $     3.37         $     20.45
Record dates              10th day of     November 10 and
                           each month              May 10
Distribution dates        25th day of     November 25 and
                           each month              May 25


--------------------------------------------------------------------------------

     (1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


     (2) After the first settlement date (June 6, 2003), you will pay accrued interest from this date to your settlement date less interest distributions. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases and redemptions. Units redeemed directly through the Trustee are not subject to such fees.


     (3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

     (4) This shows estimated expenses in the first year other than insurance expenses.

     (5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.



PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  -------------  ------------
$     500,000    New York, State Environmental Facilities Corporation, Personal
                   Income Tax Revenue Bonds, Series A (FGIC Insured)
                   4.85% Due 01/01/2023                                        AAA     2013 @ 100       $   523,885
      195,000    Rockland County, New York, General Obligation Bonds
                   (MBIA Insured)
                   2.50% Due 06/01/2023                                        AAA     2013 @ 100           152,322
      200,000    Long Island, New York, Power Authority, New York Electric
                   System, Revenue Bonds, General Series C
                   (XL Capital Assurance Insured)
                   #5.00% Due 09/01/2023                                       AAA     2013 @ 100           212,488
      300,000    New York State Dormitory Authority, Lease Revenue Bonds,
                   Municipal Health Facilities Improvement Project, Series 1
                   (FSA Insured)                                                       2009 @ 101
                   #4.75% Due 01/15/2029                                       AAA     2024 @ 100 S.F.      310,077
      500,000    Mount Vernon, New York, City School District, General
                   Obligation Bonds, Series A (FGIC Insured)
                   4.25% Due 06/01/2031                                        AAA     2013 @ 100           495,245
      500,000    New York City, New York, Municipal Water Finance Authority,
                   Water and Sewer System Revenue Bonds, Series A
                   (FGIC Insured)                                                      2008 @ 101
                   #4.75% Due 06/15/2031                                       AAA     2030 @ 100 S.F.      512,740
      500,000    New York, Metropolitan Transit Authority, Revenue Refunding
                   Bonds, Series F (MBIA Insured)                                      2012 @ 100
                   5.00% Due 11/15/2031                                        AAA     2028 @ 100 S.F.      528,640
      450,000    Puerto Rico Commonwealth, Highway & Transportation Authority,
                   Revenue Bonds, Series A (FSA Insured)                               2018 @ 100
                   #4.75% Due 07/01/2038                                       AAA     2029 @ 100 S.F.      477,095
---------------                                                                                         -------------
$   3,145,000                                                                                           $ 3,212,492
===============                                                                                         =============



For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

     (1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from May 28, 2003 to June 2, 2003.

     (2)  Other information regarding the bonds is as follows:

             COST TO           PROFIT (LOSS)
             SPONSOR            TO SPONSOR
         ---------------      ---------------
       $    3,195,168        $     17,324

     The breakdown of the preinsured bond insurers is as follows: Financial Guaranty 48%, MBIA 22%, FSA 24% and XL Capital Assurance 6%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

     (3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

     (4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


     NEW YORK. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

     The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

     On September 11, 2001, terrorists destroyed the World Trade Center, resulting in a massive loss of life, enormous property damage in lower Manhattan, and severe economic disruption in New York City and the nation. The impact of the attack is far reaching and not yet fully realized.

     All outstanding general obligation bonds of the State are rated "AA" by Standard and Poor's and "A2" by Moody's.

     Further information concerning New York risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

     TAX STATUS. For a discussion of the Federal tax status of income earned on New York IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II as amended by the following section entitled "Federal Tax Status".

     In the opinion of special counsel to the Trust for New York tax matters, in summary under existing New York law, the New York IM-IT Trust is not an association taxable as a corporation and the income of the New York IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof or of the Government of Puerto Rico or a political subdivision thereof or of the Government of Guam or its authorities, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.

     FEDERAL TAX STATUS. The first complete paragraph appearing on page A-21 in Prospectus Part II is supplemented by the following paragraph.

     Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

     For periods not covered by the reduced rates under the Tax Act, the rates set forth in the first complete paragraph on page A-21 apply.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         UNITS
---------------------------------------       -------------------------------------------------------  -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,028
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                     500
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,                               300
     Management Services L.L.C.                  6th Floor, Newark, New Jersey 07102
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              250
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               100
  Ryan, Beck & Co.                            80 Main Street, West Orange, New Jersey 07052                        100
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
                                                                                                       -----------------
                                                                                                                 3,378
                                                                                                       =================


                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of New York IM-IT 163 (included in Van Kampen Focus Portfolios, Municipal Series
440):

     We have audited the accompanying statement of condition and the portfolio of New York IM-IT 163 (included in Van Kampen Focus Portfolios, Municipal Series
440) as of June 3, 2003. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York IM-IT 163 (included in Van Kampen Focus Portfolios, Municipal Series 440) as of June 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   June 3, 2003



                             STATEMENT OF CONDITION

                               AS OF JUNE 3, 2003

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                       $       3,212,492
   Accrued interest to the first settlement date (1)(2)                39,787
                                                            -----------------
         Total                                              $       3,252,279
                                                            -----------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)         $          39,787
   Interest of Unitholders--
         Cost to investors                                          3,378,000
         Less: Gross underwriting commission                          165,508
                                                            -----------------
         Net interest to Unitholders (1)(2)                         3,212,492
                                                            -----------------
         Total                                              $       3,252,279
                                                            -----------------
   Units outstanding                                                    3,378
                                                            -----------------
   Net asset value per Unit                                 $          951.00
                                                            -----------------



--------------------------------------------------------------------------------

     (1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus
          Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

     (2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.





FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    New York........................................5
    Tax Status......................................5
    Federal Tax Staus...............................5
    Underwriting....................................5
    Report of Certified Public Accountants..........6
    Statement of Condition..........................6

  o DAILY PRICES
    (1) Call our 24-Hour Pricing Line
        (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
        (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-NYPRO163
                                                                       #36714-01





                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I
                                  JUNE 3, 2003

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440
                               NEW YORK IM-IT 163





                              VAN KAMPEN FUNDS INC.

                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                             PENNSYLVANIA IM-IT 277

      Pennsylvania Insured Municipals Income Trust, Series 277 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 440.

                                       Monthly                Semi-Annual
                                    Distributions            Distributions
                                    -------------            ------------
 Estimated Current Return:              4.17%                    4.22%
 Estimated Long Term Return:            3.71%                    3.76%
 CUSIP:                              70884G-10-8              70884G-11-6


     Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.


                                PROSPECTUS PART I


                                  JUNE 3, 2003


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

     Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                               June 3, 2003
Principal amount of bonds in Trust              $2,960,000
Principal amount of bonds per Unit (1)             $921.26
Number of Units                                      3,213
Weighted average maturity of bonds                26 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,055,574
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit (2)                  $    944.09

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
General Obligation                                    31%
Transportation                                        26
Higher Education                                      26
Public Building                                       10
Water and Sewer                                        7
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    44.14   $     44.14
  Less estimated expenses (4)     $     2.42   $      1.94
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    41.72   $     42.20

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.75   $      0.67
                                  -----------  -----------
Total annual expenses per Unit    $     2.42   $      1.94
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.94 on     $       3.98 on
                        July 25, 2003       July 25, 2003
Normal distribution (3)    $     3.47         $     21.10
Record dates              10th day of         July 10 and
                           each month          January 10
Distribution dates        25th day of         July 25 and
                           each month          January 25


--------------------------------------------------------------------------------

     (1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


     (2) After the first settlement date (June 6, 2003), you will pay accrued interest from this date to your settlement date less interest distributions. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases and redemptions. Units redeemed directly through the Trustee are not subject to such fees.


     (3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

     (4) This shows estimated expenses in the first year other than insurance expenses.

     (5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.



PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  -------------  -------------
$     200,000    Hermitage, Pennsylvania, Municipal Authority, Sewer Guaranteed
                   Revenue Bonds (MBIA Insured)                                        2013 @ 100
                   #4.60% Due 02/01/2023                                       AAA     2021 @ 100 S.F.  $   206,010
      430,000    Philadelphia, Pennsylvania, School District, General
                   Obligation Bonds, Series A (MBIA Insured)                           2009 @ 100
                   #4.75% Due 04/01/2027                                       AAA     2024 @ 100 S.F.      441,339
      565,000    Northeastern Pennsylvania, Hospital and Education Authority
                   (Luzerne County) School Revenue Bonds, Series 1998
                   (Wyoming Seminary Project) MBIA Insured                             2008 @ 100
                   #4.75% Due 10/01/2028                                       AAA     2019 @ 100 S.F.      577,362
      190,000    Delaware County Authority, Pennsylvania, University Revenue
                   Bonds (Villanova University) Series A (MBIA Insured)                2008 @ 101
                   #5.00% Due 12/01/2028                                      Aaa*     2019 @ 100 S.F.      198,417
      300,000    Pittsburgh and Allegheny County, Pennsylvania, Public
                   Auditorium, Regional Asset District, Sales Tax
                   Revenue Bonds (AMBAC Assurance Insured)                             2009 @ 101
                   #5.00% Due 02/01/2029                                       AAA     2025 @ 100 S.F.      313,932
      125,000    Allegheny County, Pennsylvania, Port Authority, Transportation
                   Revenue Bonds, (FGIC Insured)                                       2011 @ 101
                   #5.00% Due 03/01/2029                                       AAA     2026 @ 100 S.F.      131,567
      500,000    Southeastern Pennsylvania Transportation Authority, Special
                   Revenue Bonds, Series 1999A (FGIC Insured)                          2009 @ 101
                   #4.75% Due 03/01/2029                                       AAA     2025 @ 100 S.F.      515,170
      500,000    Upper St. Clair Township, Pennsylvania, General Obligation
                   Bonds (MBIA Insured)                                                2010 @ 100
                   #4.75% Due 05/15/2033                                       AAA     2029 @ 100 S.F.      512,745
      150,000    Puerto Rico Commonwealth, Highway & Transportation Authority,
                   Revenue Bonds, Series A (FSA Insured)                               2018 @ 100
                   #4.75% Due 07/01/2038                                       AAA     2029 @ 100 S.F.      159,032
---------------                                                                                         -------------
$   2,960,000                                                                                           $ 3,055,574
===============                                                                                         =============


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

     (1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from May 20, 2003 to June 2, 2003.

     (2)  Other information regarding the bonds is as follows:

                   COST TO           PROFIT (LOSS)
                   SPONSOR            TO SPONSOR
               ---------------      ---------------
             $    3,035,210        $     20,364

     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 10%, Financial Guaranty 21%, MBIA 64% and FSA 5%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

     (3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

     (4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


     PENNSYLVANIA. The financial condition of the Commonwealth of Pennsylvania is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

     The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. Historically, the economy of the Commonwealth has been dependent on heavy industry and manufacturing. Growth in the Commonwealth economy has more recently been in the service sector, including trade, health services and educational institutions. Growth in these sectors may be affected by federal funding and state legislation.

     The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

     All outstanding general obligation bonds of the Commonwealth are rated AA by Standard and Poor's and Aa2 by Moody's.

     Further information concerning Pennsylvania risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II as amended by the following section entitled "Federal Tax Status".

     We have examined certain laws of the State of Pennsylvania (the "State") to determine their applicability to the Pennsylvania IM-IT Trust and to the holders of Units in the Pennsylvania IM-IT Trust who are residents of the State of Pennsylvania (the "Unitholders"). The assets of the Pennsylvania IM-IT Trust will consist of interest-bearing obligations issued by or on behalf of the State, any public authority, commission, board or other agency created by the State or a political subdivision of the State, or political subdivisions thereof (the "Pennsylvania Bonds") or by the Commonwealth of Puerto Rico (the "Puerto Rico Bonds," and, collectively with the Pennsylvania Bonds, the "Bonds"). Distributions of income with respect to the Bonds received by the Pennsylvania IM-IT Trust will be made monthly.

     Although we express no opinion with respect thereto, in rendering the opinion expressed herein, we have assumed that: (i) the Bonds were validly issued by the State or its municipalities, or by the Commonwealth of Puerto Rico, as the case may be, (ii) the interest thereon is excludable from gross income for federal income tax purposes, (iii) the interest thereon is exempt from Pennsylvania State and local taxes and (iv) with respect to the Puerto Rico Bonds, the Puerto Rico Bonds and the interest thereon are exempt from all state and local taxation. This opinion does not address the taxation of persons other than full-time residents of Pennsylvania.

     In the opinion of Chapman and Cutler, special counsel for the Pennsylvania IM-IT Trust for Pennsylvania tax matters, under existing Pennsylvania law as of the date of this Prospectus and based upon the assumptions set forth above:

     (1) The Pennsylvania IM-IT Trust will have no tax liability for purposes of the personal income tax (the "Personal Income Tax"), the corporate income tax (the "Corporate Income Tax") and the capital stock-franchise tax (the "Franchise Tax"), all of which are imposed under the Pennsylvania Tax Reform Code of 1971, or the Philadelphia School District Investment Net Income Tax (the "Philadelphia School Tax") imposed under Section 19-1804 of the Philadelphia Code of Ordinances.

     (2) Interest on the Bonds, net of Pennsylvania IM-IT Trust expenses, which is exempt from the Personal Income Tax and the Corporate Income Tax when received by the Pennsylvania IM-IT Trust and which would be exempt from such tax if received directly by a Unitholder, will retain its status as exempt from such taxes when received by the Pennsylvania IM-IT Trust and distributed to such Unitholder. Interest on the Pennsylvania Bonds which is exempt from the Philadelphia School Tax when received by the Pennsylvania IM-IT Trust and which would be exempt from such tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Pennsylvania IM-IT Trust and distributed to such Unitholder. We express no opinion with respect to the treatment of distributions from the Pennsylvania IM-IT Trust attributable to interest on the Puerto Rico bonds under the Philadelphia School Tax.

     (3) Distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Pennsylvania Bond issued on or after February 1, 1994 or a Puerto Rico Bond, will be taxable for purposes of the Personal Income Tax and the Corporate Income Tax. No opinion is expressed with respect to the taxation of distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Pennsylvania Bond issued before February 1, 1994.

     (4) Distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond will be exempt from the Philadelphia School Tax if the Bond was held by the Pennsylvania IM-IT Trust for a period of more than six months and the Unitholder held his Unit for more than six months before the disposition of the Bond. If, however, the Bond was held by the Pennsylvania IM-IT Trust or the Unit was held by the Unitholder for a period of less than six months, then distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Pennsylvania Bond issued on or after February 1, 1994 or a Puerto Rico Bond, will be taxable for purposes of the Philadelphia School Tax; no opinion is expressed with respect to the taxation of any such gains attributable to Pennsylvania Bonds issued before February 1, 1994.

     (5) Insurance proceeds paid under policies which represent maturing interest on defaulted obligations will be exempt from the Corporate Income Tax to the same extent as such amounts are excluded from gross income for federal income tax purposes. No opinion is expressed with respect to whether such insurance proceeds are exempt from the Personal Income Tax or the Philadelphia School Tax.

     (6) Each Unitholder will recognize gain for purposes of the Corporate Income Tax if the Unitholder redeems or sells Units of the Pennsylvania IM-IT Trust to the extent that such a transaction results in a recognized gain to such Unitholder for federal income tax purposes and such gain is attributable to Pennsylvania Bonds issued on or after February 1, 1994 or to Puerto Rico Bonds. No opinion is expressed with respect to the taxation of gains realized by a Unitholder on the sale or redemption of a Unit to the extent such gain is attributable to Pennsylvania Bonds issued prior to February 1, 1994.

     (7) A Unitholder's gain on the sale or redemption of a Unit will be subject to the Personal Income Tax, except that no opinion is expressed with respect to the taxation of any such gain to the extent it is attributable to Pennsylvania Bonds issued prior to February 1, 1994.

     (8) A Unitholder's gain upon a redemption or sale of Units will be exempt from the Philadelphia School Tax if the Unitholder held his Unit for more than six months and the gain is attributable to Bonds held by the Pennsylvania IM-IT Trust for a period of more than six months. If, however, the Unit was held by the Unitholder for less than six months or the gain is attributable to Bonds held by the Pennsylvania IM-IT Trust for a period of less than six months, then the gains will be subject to the Philadelphia School Tax; except that no opinion is expressed with respect to the taxation of any such gains attributable to Pennsylvania Bonds issued before February 1, 1994.

     Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the Personal Income Tax, the Corporate Income Tax or the Philadelphia School Tax.

     We have not examined any of the Bonds to be deposited and held in the Pennsylvania IM-IT Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from federal, state or local taxation of interest on the Bonds if interest thereon had been received directly by a Unitholder.

     Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Pennsylvania law. Ownership of the Units may result in collateral Pennsylvania tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

     FEDERAL TAX STATUS. The first complete paragraph appearing on page A-21 in Prospectus Part II is supplemented by the following paragraph.

     Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

     For periods not covered by the reduced rates under the Tax Act, the rates set forth in the first complete paragraph on page A-21 apply.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         UNITS
---------------------------------------       -------------------------------------------------------  -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               1,563
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                     500
  Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103     250
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              250
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    250
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               100
  Parker/Hunter, Incorporated                 600 Grant Street, Pittsburgh, Pennsylvania 15219                     100
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,                               100
     Management Services L.L.C.                  6th Floor, Newark, New Jersey 07102
  Ryan, Beck & Co.                            80 Main Street, West Orange, New Jersey 07052                        100
                                                                                                       -----------------
                                                                                                                 3,213
                                                                                                       =================



                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Pennsylvania IM-IT 277 (included in Van Kampen Focus Portfolios, Municipal Series 440):

     We have audited the accompanying statement of condition and the portfolio of Pennsylvania IM-IT 277 (included in Van Kampen Focus Portfolios, Municipal Series 440) as of June 3, 2003. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania IM-IT 277 (included in Van Kampen Focus Portfolios, Municipal Series 440) as of June 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   June 3, 2003



                             STATEMENT OF CONDITION

                               AS OF JUNE 3, 2003

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                    $           3,055,574
   Accrued interest to the first settlement date (1)(2)                 27,138
                                                         ---------------------
         Total                                           $           3,082,712
                                                         ---------------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)      $              27,138
   Interest of Unitholders--
         Cost to investors                                           3,213,000
         Less: Gross underwriting commission                           157,426
                                                         ---------------------
         Net interest to Unitholders (1)(2)                          3,055,574
                                                         ---------------------
         Total                                           $           3,082,712
                                                         ---------------------
   Units outstanding                                                     3,213
                                                         ---------------------
   Net asset value per Unit                              $              951.00
                                                         ---------------------


--------------------------------------------------------------------------------

     (1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus
          Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

     (2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Pennsylvania....................................5
    Tax Status......................................5
    Federal Tax Staus...............................6
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1) Call our 24-Hour Pricing Line
        (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
        (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-PAPRO277
                                                                       #36705-01





                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I
                                  JUNE 3, 2003

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440
                             PENNSYLVANIA IM-IT 277






                              VAN KAMPEN FUNDS INC.

                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




                         VAN KAMPEN FOCUS PORTFOLIOS(SM)
                       A Division of Van Kampen Funds Inc.

                               PROSPECTUS PART II

                                 SEPTEMBER 2002

                           VAN KAMPEN FOCUS PORTFOLIOS
                                MUNICIPAL SERIES

                   A convenient way to invest in a diversified
                     portfolio of tax-exempt municipal bonds

                       This prospectus contains two parts.

 No one may use this Prospectus Part II unless accompanied by Prospectus Part I.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

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     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



THE TRUSTS
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     GENERAL. Your Trust is one of several unit investment trusts created under the name Van Kampen Focus Portfolios, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, J.J. Kenny Co., Inc., as Evaluator, and The Bank of New York, as Trustee.

     The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a "State Trust" are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut and Florida. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Trusts that hold only insured bonds or bonds that are insured under a portfolio insurance policy are referred to herein as "Insured Trusts". Trusts that primarily hold bonds issued by a single state, including political subdivisions and authorities thereof, are referred to herein as "State Trusts". State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

     The portfolio of any IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, Strategic Municipal Trust Intermediate Series, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of the Trust. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the bonds which matured.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     OBJECTIVES AND BOND SELECTION. The objectives of the Trusts are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.

     In selecting bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the bonds was not less than "BBB-" ("A-" for Quality Trusts), or the Moody's Investors Service, Inc. ("Moody's") rating of the bonds was not less than "Baa3" ("A3" for Quality Trusts), including provisional or conditional ratings, respectively, (or, if not rated, the bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor), (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the diversification of bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in an Investment Grade Municipal Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

     THE BONDS. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

     MORE ABOUT THE BONDS. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor own this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     RISK FACTORS. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

     Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed in the portfolio in Prospectus Part I along with the price the issuer would have to pay.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

     Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described under "The Bonds".

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     NO FDIC GUARANTEE. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
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     The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
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     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The minimum purchase in the primary and secondary market is one Unit.

     The initial offering period sales charges are as follows:

                                                                    INITIAL OFFERING PERIOD SALES CHARGE
                                                                                AS PERCENT OF
                                                                   ---------------------------------------
                                                                      PUBLIC OFFERING    OFFERING PRICE
 TRUST                                                                     PRICE            OF BONDS
----------------------------------------------------------------------------------------------------------
 IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT,
    Long-Term State and National Quality Trusts                               4.900%             5.152%
 IM-IT Limited Maturity Trusts                                                4.300              4.493
 IM-IT Discount Trusts                                                        4.000              4.167
 IM-IT Intermediate Trusts                                                    3.900              4.058
 Strategic Municipal Trust Intermediate Series
    and State Intermediate Laddered Maturity Trusts                           3.000              3.093
 IM-IT Short Intermediate Trusts                                              2.000              2.041

     The sales charge applicable to quantity purchases during the initial offering period is reduced as follows:


                                                              SALES CHARGE REDUCTION PER UNIT
                                     ---------------------------------------------------------------------------------
                                     IM-IT, INVESTMENT
                                     GRADE MUNICIPAL,
                                  U.S. TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT              IM-IT
         UNITS PURCHASED*             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
--------------------------------    --------------------    --------------------    ----------------      -------------
100-249 Units                          $      4.00               $     2.00            $    2.00           $    4.00
250-499 Units                          $      6.00               $     3.00            $    4.00           $    6.00
500-999 Units                          $     14.00               $     4.00            $    6.00           $    9.00
1,000 or more Units                    $     19.00               $     6.00            $    8.00           $   11.00

-----------------
         * The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life ("ELTR Life") of a Trust's portfolio:


          ELTR LIFE       SALES CHARGE           ELTR LIFE        SALES CHARGE           ELTR LIFE        SALES CHARGE
    ------------------   --------------     -------------------  --------------    -------------------  --------------
       1                     1.010%           8                      3.627%           15                    5.042%
       2                     1.523            9                      4.167            16                    5.152
       3                     2.041           10                      4.384            17                    5.263
       4                     2.302           11                      4.603            18                    5.374
       5                     2.564           12                      4.712            19                    5.485
       6                     2.828           13                      4.822            20                    5.597
       7                     3.093           14                      4.932      21 to 30                    5.708

     For purposes of computation of the ELTR Life, bonds will be deemed to mature on their expressed maturity dates unless: (a) the bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or (b) the bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the bonds. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of bonds with an ELTR Life of 15 years would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in the applicable Prospectus Part I.

     Any reduced sales charge is the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for quantity purchases. The reduced sales charge structure in the initial offering period sales charge table above will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen unit investment trusts which are being offered in the initial offering period
(a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for one or more trust, estate or fiduciary accounts. If you purchased Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

     For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Focus Portfolios, Taxable Income Series or Van Kampen Focus Portfolios, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the tables above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     During the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $35 per Unit or 3.50% of the Public Offering Price per Unit for an IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trust and will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit for Strategic Municipal Trust Intermediate Series and State Intermediate Laddered Maturity Trusts.

     Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

     Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the initial offering period sales charge table above.

   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

     OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to average approximately 0.5%-1% more than the bid price.

     The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates. Unless bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this prospectus.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections. As used herein, "Long-Term Trust" refers to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts. As used herein, "Intermediate-Term Trust" refers to Strategic Municipal Trust Intermediate Series and State Intermediate Laddered Maturity Trusts.

     Intermediate-Term Trusts. During the initial offering period, the Sponsor and Underwriters will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                CONCESSION
                                                                 OR AGENCY
   TRANSACTION AMOUNT                                           COMMISSION
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   Less than 100 Units........................................      $20
   100 Units - 249 Units......................................       18
   250 Units - 499 Units......................................       17
   500 Units - 999 Units......................................       16
   1,000 Units or more........................................       13

     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to the concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. The Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and the related Underwriter concession so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal $17.50 per Unit for an Intermediate-Term Trust.

     Long-Term Trusts. During the initial offering period, the Sponsor and Underwriters will sell Units of Long-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                CONCESSION
                                                                 OR AGENCY
   TRANSACTION AMOUNT                                           COMMISSION
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   Less than 100 Units.......................................       $30
   100 Units - 249 Units.....................................        33
   250 Units - 499 Units.....................................        32
   500 Units - 999 Units.....................................        25
   1,000 Units or more.......................................        20

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Long-Term Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases equal to the lesser of 1,000 Units of a Trust or the number of Units of such Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $35 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $35 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal $25 per Unit for a Long-Term Trust.

     General. The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                                                 ADDITIONAL
   INITIAL OFFERING PERIOD SALES                                   VOLUME
   DURING QUARTERLY PERIOD                                       CONCESSION
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   $2 million but less than $5 million.......................      0.025%
   $5 million but less than $10 million......................      0.050
   $10 million but less than $50 million.....................      0.075
   $50 million or more.......................................      0.100

     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) units which are not subject to a transactional sales charge (as defined in applicable prospectuses) or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

     SPONSOR AND UNDERWRITER COMPENSATION. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

     Intermediate-Term Trusts. The Sponsor will sell Units of Intermediate-Term Trusts to Underwriters at the regular Public Offering Price per Unit less a concession of $22 per Unit underwritten.

     In connection with Underwriter sales of Units which are sold in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate applies only to Units sold out of the Underwriter's inventory and will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. In addition, if a firm commits to act as an Underwriter for an Intermediate-Term Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of such Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution."

     Each Underwriter who underwrites 1,000 or more Units in an Intermediate-Term Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites.

     Long-Term Trusts. The Sponsor will sell Units of Long-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                                  UNDERWRITER
   UNITS                                                          CONCESSION
--------------------------------------------------------------------------------
   Less than 500 Units........................................        $35
   500 Units - 999 Units......................................         36
   1,000 Units - 1,999 Units..................................         37
   2,000 Units - 2,999 Units..................................         38
   3,000 Units or more........................................         40

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases equal to the lesser of 1,000 Units of a Trust or the number of Units of such Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

     General. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     Underwriters and broker-dealers, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of such firms may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such firms that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying firms for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
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   Units may be available for purchase in connection with "wrap fee" accounts and other similar accounts. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
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     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

     Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

     REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen Funds Inc. at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.

     After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Planned Reinvestment Option
(PRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new PRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the bonds in an Insured Trust unless the bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     EXCHANGE OPTION. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to dis-cuss tax consequences. We may discontinue this option at any time.

     UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
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     Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the bonds or the Sponsor and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers, if any, are set forth in Prospectus Part I in the "Notes to Portfolio". More detailed information regarding insurance on the bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

     The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the bond plus accrued interest to the date of payment and thereby retire the bond from the Trust prior to the bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. The Trustee, upon the sale of a bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the bond (i.e., insurance to maturity of the bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the bonds were sold on an uninsured basis.

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
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     THE SPONSOR. Van Kampen Funds Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. If you have any questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

     REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in the Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

     LIMITATION ON LIABILITIES. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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     This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

     ASSETS OF THE TRUSTS. Each Trust will hold various debt obligations (collectively, the "Bonds" and each, a "Bond") of state and local governmental entities. All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Bonds constitute debt the interest on which is excluded from gross income for federal income tax purposes.

     TRUST STATUS. The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the assets of your trust, and as such you will be considered to have received a pro rata share of income (e.g., accruals of market discount and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

     EXCLUSION FROM GROSS INCOME OF INTEREST. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities, based on certain representations and subject to compliance with certain covenants. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located, from State income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor, its counsel, nor any of the Special Counsel to a Trust for State tax matters have made any special review for a Trust of the proceedings relating to the issuance of the Bonds, the bases for the bond counsel opinions, or compliance with the covenants required for tax-exemption. The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, Unitholders may have no right to participate in such procedure. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received both prior to and after the date on which interest is determined to be taxable.

     Your pro rata share of interest on the Bonds will be excluded from your gross income for federal income tax purposes to the same extent that such interest would be excluded from your gross income if you directly owned the Bonds. However, such interest may be taken into account in computing the alternative minimum tax, and the branch profits tax imposed on certain foreign corporations.

     Ownership of the Units may result in collateral federal income tax consequences to certain Unitholders, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and Unitholders who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations.

     If you are a "substantial user" of the facilities financed with the proceeds of certain Bonds, or a related person to a substantial user, you will not be able to exclude from your gross income interest with respect to these Bonds. "Substantial user" and "related person" are defined under federal income tax law.

     For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain Bonds is included as an item of tax preference. Except as otherwise noted in Prospectus Part I for certain Trusts, the Trusts do not include any such bonds.

     In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding S Corporations, Regulated Investment Companies, Real Estate Investment Trusts, REMICs or FASITs) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in the Trusts. In addition, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations, which include tax-exempt interest, such as interest on the Bonds in the Trust.

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Bonds may have been sold with original issue discount. This generally means that the Bonds were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Thus, the accrual of original discount will be excluded from your gross income for federal income tax purposes to the same extent as interest on the Bonds, as discussed above. Your basis of each Bond which was issued with original issue discount must be increased as original issue discount accrues.

     Some Bonds may have been purchased by you or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Bonds over the purchase price of the Bond. Market discount can arise based on the price a Trust pays for a Bond or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Bond, when the Bond is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

     Alternatively, some Bonds may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Bond, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You must amortize bond premium on a constant yield basis over the remaining term of the Bond in a manner that takes into account potential call dates and call prices. You cannot deduct amortized bond premium relating to a Bond. The amortized bond premium is treated as a reduction in the tax-exempt interest received. As bond premium is amortized, it reduces your basis in the bond. The tax basis reduction requirement may result in your realizing a taxable gain when your Units are sold or redeemed for an amount equal to or less than your cost.

     If the price of your Units includes accrued interest on a Bond, you must include the accrued interest in your tax basis in that Bond. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Bond.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Bonds that were issued with original issue discount.

     EXCHANGES. If you elect to reinvest amounts received from the Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Your ability to deduct Trust expenses is also limited to the extent the expenses are allocable to tax-exempt interest from the Trust.

     In the opinion of special counsel to the Trusts for New York tax matters, under existing law, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
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     GENERAL. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

     SPONSOR, SUPERVISOR, EVALUATOR AND TRUSTEE. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

     INSURANCE. Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As bonds covered by a portfolio insurance policy in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related bonds.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS
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     LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Winston & Strawn has acted as counsel to the Trustee and special counsel to the Trusts for New York tax matters. Special counsel to each Trust for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



FOCUS ON . . .

  o YOUR PROSPECTUS PART II
    The Trusts......................................A-2
    Estimated Current and Long-Term Returns.........A-6
    Public Offering.................................A-7
    Fee Accounts...................................A-14
    Rights of Unitholders..........................A-14
    Insurance on the Bonds in the Insured Trusts...A-17
    Trust Administration...........................A-17
    Federal Tax Status.............................A-19
    Expenses.......................................A-22
    Additional Information.........................A-23
    Other Matters..................................A-23

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact the Trustee
         (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668

                                                                      PT2PRO0902
                                                                       #36700-02
                                                                       #36703-02
                                                                       #36704-02
                                                                       #36705-02
                                                                       #36706-02
                                                                       #37690-02
                                                                       #36708-02
                                                                       #36709-02
                                                                       #36713-02
                                                                       #36714-02
                                                                       #36715-02
                                                                       #36717-02
                                                                       #36719-02



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS [SM}

                                  A DIVISION OF
                              VAN KAMPEN FUNDS INC.

                               Prospectus Part II
                                 September 2002




                                   VAN KAMPEN
                                FOCUS PORTFOLIOS
                                MUNICIPAL SERIES




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555






                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A Division of Van Kampen Funds Inc.


                             INFORMATION SUPPLEMENT


VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440
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     This Information Supplement provides additional information concerning the risks and operations of each Trust which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with a Trust's prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                                           PAGE

   Municipal Bond Risk Factors...........................................    2
   Puerto Rico Risk Factors..............................................    6
   The Trusts............................................................   10
   Insurance on the Bonds in the Insured Trusts..........................   10
   Portfolio Administration..............................................   17
   Sponsor Information...................................................   18
   Trustee Information...................................................   19
   Termination of the Trust Agreement....................................   19
   Description of Ratings................................................   20
   Equivalent Taxable Estimated Current Return Tables....................   22
   California Risk Factors...............................................   24
   Michigan Risk Factors.................................................   27
   New York Risk Factors.................................................   29
   Pennsylvania Risk Factors.............................................   33
   Estimated Cash Flows to Unitholders...................................   36

                           MUNICIPAL BOND RISK FACTORS

     The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under "Portfolio Diversification" in the "Summary of Essential Financial Information" of the related Prospectus Part I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

   Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the bonds.

   Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

   Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

                            PUERTO RICO RISK FACTORS

   Your Trust may significantly invest in bonds issued by issuers located in Puerto Rico. Accordingly, an investment in such a Trust should be made with an understanding of the general risks associated with the Commonwealth of Puerto Rico.

   Geographic Location and Demography. The Commonwealth of Puerto Rico ("Puerto Rico" or, the "Commonwealth") is the fourth largest of the Caribbean islands and is located approximately 1,600 miles Southeast of New York. It is approximately 100 miles long and 35 miles wide. According to the United States Census Bureau, the population of Puerto Rico was approximately 3,800,000 in 2000, compared to 3,522,000 in 1990. However, the Puerto Rico Planning Board (the "Planning Board") estimates that as of July 2005, the population will be approximately 3,889,000.

   Relationship with the United States. Puerto Rico came under the sovereignty of the United States with the signing of the Treaty of Paris on December 10, 1898, at the conclusion of the Spanish-American War. Puerto Ricans became citizens of the United States in 1917, by virtue of the Jones Act, approved by the Congress of the United States. In 1950, the Congress of the United States enacted Public Law 600 in order to provide for an increased Puerto Rican self-government. This law set forth the political, economic and fiscal relationship between Puerto Rico and the United States. It also provided for the drafting and adoption of a local constitution on July 25, 1952.

   The Constitution of Puerto Rico was drafted by a Constituent Commission, approved in a special referendum by the people of Puerto Rico, amended and ratified by the United States Congress, and subsequently approved by the President of the United States. The official designation of the Government or body politic has henceforth been "Estado Libre Asociado", which literally translates to "Free Associated State", and has been called "Commonwealth" by the United States Government.

   The United States and the Commonwealth of share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as any of the fifty states of the United States. However, it differs from the states in its relationship with the United States federal government. The people of Puerto Rico are citizens of the United States but do not vote in national elections (they can only vote in local (Puerto Rico) elections). The people of the Commonwealth are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives and limited voting power. Puerto Rico is a self-governing commonwealth in association with the United States. The chief of state of the Commonwealth is the President of the United States. The head of government is an elected Governor. There are two legislative chambers: the House of Representatives, 51 seats, and the Senate, 27 seats.

   While Puerto Rico has authority over its internal affairs, the United States controls interstate trade, foreign relations and commerce, customs administration, control of air, land and sea, immigration and emigration, nationality and citizenship, currency, maritime laws, military service, military bases, army, navy and air force, declaration of war, constitutionality of laws, jurisdictions and legal procedures, treaties, radio and television communications, agriculture, mining and minerals, highways, postal system; social security, and other areas generally controlled by the federal government in the United States. Puerto Rican institutions control internal affairs unless U.S. law is involved, as in matters of public health and pollution. The major differences between Puerto Rico and the 50 states are its local taxation system and exemption from Internal Revenue Code, its lack of voting representation in either house of the U.S. Congress, the ineligibility of Puerto Ricans to vote in presidential elections, and its lack of assignation of some revenues reserved for the states

   Economy. The Commonwealth has established policies and programs directed principally at developing the manufacturing and services sectors of the economy and expanding and modernizing the Commonwealth's infrastructure. Domestic and foreign investment have been stimulated by selective tax exemptions, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities. Economic progress has been aided by significant increases in the levels of education and occupational skills of the Commonwealth's population.

   The economy of Puerto Rico is closely linked to the United States economy. The following exogenous variables are affected by the United States economy: exports, direct investment, transfer payments, interest rates, inflation and tourist expenditures. During fiscal year 2002 (July 2001 through June 2002), approximately 89% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico's imports.

   Puerto Rico enjoyed almost two decades of economic expansion through fiscal year 2001. Almost every sector of the economy participated, and record levels of employment were achieved. Factors behind this expansion included government-sponsored economic development programs, periodic declines in the value of the United States dollar, increased in the level of federal transfers, a significant expansion in construction investment driven by infrastructure projects and private investment, primarily in housing, the relatively low cost of borrowing and low oil prices. In fiscal year 2002, however, preliminary Planning Board figures indicate that the economy of Puerto Rico registered a decline of .2% in real gross product.

   The dominant sectors of the Puerto Rico economy are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments and certain high technology machinery and equipment. The service sector, including finance, insurance, real estate, wholesale and retail trade and tourism, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment.

   Puerto Rico is heavily dependent on oil imports for the production of electricity. As a result of the construction of two cogeneration plants, however, one of which is fueled by liquefied natural gas and the other by coal, Puerto Rico's dependence on oil imports for the production of electricity has been reduced from 99% to 72%.

   The Commonwealth's gross product in fiscal year 2002 was $45.2 billion. This represents an increase in gross product of 28.7% from fiscal year 1998. Since fiscal year 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal year 2002, aggregate personal income was $42.6 billion and personal income per capita was $11,069.

   According to the Department of Labor and Human Resources Household Employment Survey (the "Survey"), average employment increased from 1,137,000 in fiscal year 1998 to 1,169,600 in fiscal year 2002. Average unemployment rate decreased from 13.6% in fiscal year 1998 to 12% in fiscal year 2002.

   According to the Survey, during the first seven months in fiscal year 2003, total monthly seasonally adjusted employment averaged 1,201,600 compared to 1,159,100 in the same period of fiscal year 2002, an increase of 3.7%. Notwithstanding this increase in average monthly employment, due to a higher labor participation rate and a significant increase in the civilian population aged 16 years and over, the unemployment rate increased to 12% during the first seven months of fiscal year 2003 from 11.6% during the same period of fiscal year 2002. Total employment for January 2003 was 1,225,000, an increase of 22,000 compared to the same month in 2002.

   The Planning Board's real gross domestic product forecast for fiscal year 2003, made in February 2003, projects an increase of 1.7%.

   Incentives under the United States Tax Code. United States corporations operating in Puerto Rico have been subject to special tax provisions since the Revenue Act of 1921. Prior to the enactment of the Tax Reform Act of 1976, under
Section 931 of the Internal Revenue Code, as amended (the "Code"), United States corporations operating in Puerto Rico (and meeting certain source of income tests) were taxed only on income arising from sources within the United States.

   The Tax Reform Act of 1976 created Section 936 of the Code, which revised the tax treatment of United States corporations operating in Puerto Rico by taxing such corporations on their worldwide income in a manner similar to that applicable to any other United States corporation but providing such corporations a full credit for the federal tax on their business and qualified investment income in Puerto Rico. The credit provided an effective 100% federal tax exemption for operating and qualifying investment income from Puerto Rico sources.

   As a result of amendments to Section 936 made in 1996 (the "1996 Amendments"), the tax credit is being phased out over a ten-year period for companies that were operating in Puerto Rico in 1995 and is no longer available for corporations that establish operations in Puerto Rico after October 13, 1995. The 1996 Amendments also eliminated the credit previously available for income derived from certain qualified investments in Puerto Rico.

   The 1996 Amendments added Section 30A to the Code. Section 30A permits a "qualifying domestic corporation" ("QDC") that meets certain gross income tests to claim a credit (the "Section 30A Credit") against federal income tax imposed on taxable income derived from sources outside the United States from the active conduct of a trade or business in Puerto Rico or from the sale of substantially all the assets used in such business ("Possession Income"). The Section 30A Credit will not be available for taxable years commencing after 2005.

   The Section 30A Credit is limited to the sum of (i) 60% of qualified possession wages as defined in the Code, which includes wages up to 85% of the maximum earnings subject to the OASDI portion of Social Security taxes plus an allowance for fringe benefits of 15% of qualified possession wages, (ii) a specified percentage of depreciation deductions ranging between 15% and 65%, based on the class life of tangible property and (iii) a portion of Puerto Rico income taxes paid by the QDC, up to a 9% effective rate (but only if the QDC does not elect the profit-split method for allocating income from intangible property).

   In the case of taxable years beginning after December 31, 2001, the amount of Possession Income that qualifies for the Section 30A Credit is subject to a cap based on the QDC's Possession Income for an average adjusted base period ending before October 14, 1995.

   Under Section 936 of the Code, as amended by the 1996 Amendments, United States corporations that meet certain requirements and elect its application ("Section 936 Corporations") are entitled to credit against their United States corporate income tax the portion of such tax attributable to income derived from the active conduct of a trade or business within Puerto Rico and from the sale or exchange of substantially all assets used in the active conduct of such trade or business.

   Under Section 936, a Section 936 Corporation may elect to compute its active business income, eligible for the Section 936 credit, under one of three formulas: (i) a cost-sharing formula, whereby it is allowed to claim all profits attributable to manufacturing intangibles and other functions carried out in Puerto Rico provided it makes a cost sharing payment in the amount required under Section 936; (ii) a profit-split formula, whereby it is allowed to claim 50% of the combined net income of its affiliated group from the sale of products manufactured in Puerto Rico; or (iii) a cost-plus formula, whereby it is allowed to claim a reasonable profit on the manufacturing costs incurred in Puerto Rico.

   The Section 936 credit is now only available to companies that were operating in Puerto Rico on October 13, 1995, and had elected the percentage of income credit provided by Section 936. Such percentage of income credit is equal to 40% of the federal income tax otherwise imposable on the Puerto Rico active business income or derived from the sale or exchange of substantially all assets used in such business.

   In the case of taxable years beginning on or after 1998, the Possession Income subject to the Section 936 credit is subject to a cap based on the
Section 936 Corporation's Possession Income for an average adjusted base period ending on October 14, 1995. The Section 936 credit is eliminated for taxable years commencing after 2005.

   One of the elements of the Commonwealth's new economic development plan involves amending the Code to provide a new tax regime applicable to United States-based businesses that have operations in Puerto Rico or other United States possessions. A proposal to amend the Code in this regard put forth by the Governor of Puerto Rico has broad bi-partisan support in both the United States Senate and the House of Representatives.

   The proposal would amend the Code as follows: (i) Sections 30A and 936 would be allowed to expire according to their terms; (ii) Section 956 would be amended to exclude from current U.S. tax 90% of the otherwise taxable investments in certain U.S. property made by a "Qualified CFC" out of its "Qualified Income";
(iii) as an alternative to the Section 956 exclusion, Section 245 would be amended to allow an 85% dividends received deduction with respect to dividends paid out of Qualified Income by the Qualified CFC; and (iv) the investment in United States properties by the QFC out of its Qualified Income will not be subject to the imputation of interest nor to the treatment as a constructive dividend.

   A "Qualified CFC" would be defined under the Code as a controlled foreign corporation which is created or organized under the laws of the Commonwealth or a possession of the United States. "Qualified Income" would be limited to that portion of the Qualified CFC's foreign source income that is derived from the active conduct by the Qualified CFC of a trade or business in Puerto Rico (or a possession of the United States) or from the sale or exchange of substantially all the assets used by the Qualified CFC in the active conduct of such a trade or business. The proposed Section 956 exclusion would be applicable only to income that is eligible for deferral under general United States tax principles.

   The legislative process for consideration of this proposal is in the early stages and, thus, it is not possible at this time to determine whether the proposal will be enacted into law or what amendments, if any may be made to it.

   Debt and, Revenues and Expenditures. The Constitution of Puerto Rico limits the amount of general obligation (full faith and credit) debt that can be issued or guaranteed by the Commonwealth. The Commonwealth's policy has been and continues to be to maintain the amount of such debt prudently below the constitutional limitation. Direct debt of the Commonwealth is supported by Commonwealth taxes. Debt of municipalities of the Commonwealth, other than bond anticipation notes, is supported by real and personal property taxes and municipal license taxes. As of December 31, 2002, total public sector debt of the Commonwealth (in thousands) was equal to $30,461,988.

   General Fund total revenues for fiscal year 2002 were $7,502 million, representing an increase of $540 million, or 7.8%, from fiscal year 2001 revenues. Expenditures for fiscal year 2002 were $7,597.1, which was $131.4 million, or 1.8%, higher than the $7,465.7 million budgeted. The principal reasons for this difference were: (i) health reform costs of approximately $125 million; (ii) payroll and other costs of education of approximately $64.9 million; and (iii) public safety costs of approximately $66.5 million.

   Bond Ratings. All outstanding general obligation bonds of the Commonwealth are rated A- (with a negative outlook) by Standard & Poor's Ratings Services and Baa1 by Moody's Investor's Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local Puerto Rican issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Puerto Rico, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

   The information provided above is only a brief summary of the complex factors affecting the financial situation in Puerto Rico and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made as to the accuracy or completeness of any of the preceeding information. It is based in part on information obtained from Commonwealth and local agencies in Puerto Rico or contained in Official Statements for various Puerto Rico obligations.

                                   THE TRUSTS

   When comparing the Lehman Brothers 15-year municipal bond index to the Lehman Brothers corporate high-yield bond index, since inception, municipal bonds have generally outperformed high-yield corporate bonds on a tax-adjusted basis. These indices are not managed and do not include payment of sales charges or fees you would pay. If they had, results would be different. These numbers show historical performance only and are not meant to imply or guarantee future results. Bonds in which a Trust invests will be different from those used in the indices.

   Intermediate municipal bonds, such as those in the Strategic Municipal Trust, Intermediate Series, may benefit investors because, historically (1) bonds with an intermediate maturity date have tended to be less sensitive to interest rate changes than those with longer maturities, (2) municipal bonds have generally provided lower correlation with equities than most other income investments, and
(3) intermediate municipal bond yields have generally been more stable than Treasury bond yields.

   "Tax Freedom Day" represents the date on which the average American would finish paying federal, state, and local taxes if all earnings since January 1 were turned over to fulfill annual tax obligations. The average tax payer may work four months before their annual tax bill is paid. Tax-free investing can help decrease your tax burden because municipal bonds generally provide income free from federal income tax and in some cases, state and local taxes. You should consult your tax adviser before investing.

                  INSURANCE ON THE BONDS IN THE INSURED TRUSTS

   Insurance has been obtained by each Insured Trust, by the issuer of bonds in an Insured Trust, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are, if any, are set forth in the prospectus. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a bond defaults in the payment of principal or interest on such bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such bond plus accrued interest to the date of such payment and thereby retire the bond from the affected Trust prior to such bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to bonds owned by and held in such Trust. In the event of a sale of any such bond by the Trustee, such insurance terminates as to such bond on the date of sale.

   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such bond (i.e., insurance to maturity of the bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such bonds were sold on an uninsured basis. The insurance premium with respect to each bond eligible for Permanent Insurance would be determined based upon the insurability of each bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each bond.

   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted bonds or bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Termination of Trust Agreement" in Prospectus Part II).

   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted bonds and bonds which have a significant risk of default. Insurance obtained by the issuer of a bond is effective so long as such bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.

   Ambac Assurance Corporation ("Ambac Assurance"). Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to Ambac Assurance Corporation. The Insurance Policy of Ambac Assurance obtained by an Insured Trust is noncancelable and will continue in force for so long as the bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with Ambac Assurance, in the event of a sale of a bond covered by the Ambac Assurance Insurance Policy, the Trustee has the right to obtain permanent insurance for such bond upon payment of a single predetermined premium from the proceeds of the sale of such bond.

   Under the terms of the Insurance Policy, Ambac Assurance agrees to pay to the Trustee that portion of the principal of and interest on the bonds insured by Ambac Assurance which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the bonds. The term "due for payment" means, when referring to the principal of a bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a bond, the stated date for payment of interest.

   Ambac Assurance will make payment to the Trustee not later than thirty days after notice from the Trustee is received by Ambac Assurance that a nonpayment of principal or of interest on a bond has occurred, but not earlier that the date on which the bonds are due for payment. Ambac Assurance will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, Ambac Assurance shall pay principal only upon presentation and surrender of the unpaid bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such bonds to be registered in the name of Ambac Assurance or its nominee. In cases where bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, Ambac Assurance shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest of the bonds and delivery of an instrument of assignment, in satisfactory form, transferring to Ambac Assurance all right under such bonds to receive the interest of which the insurance payment was made.

   Ambac Assurance Corporation ("Ambac Assurance") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $5,802,000,000 (unaudited) and statutory capital of approximately $3,564,000,000 (unaudited) as of September 30, 2002. Statutory capital consists of Ambac Assurance's policyholder's surplus and statutory contingency reserve. Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Moody's Investors Service and Fitch IBCA, Inc. have each assigned a triple-A financial strength rating to Ambac Assurance.

   The parent company of Ambac Assurance, Ambac Financial Group, Inc. (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 233 Broadway, New York, New York 10279 and 175 West Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D. C. 20549 at prescribed rates. In addition, the aforementioned material may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005. The Company's Common Stock is listed on the NYSE.

   Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information, subsequent to the date hereof.

   MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rate and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

   As of December 31, 2001, MBIA had admitted assets of $8.5 billion (audited), total liabilities of $5.6 billion (audited), and total capital and surplus of $2.9 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. As of September 30, 2002, MBIA had admitted assets of $9.0 billion (unaudited, total liabilities of $5.9 billion (unaudited)), and total capital and surplus of $3.0 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. The address of MBIA is 113 King Street, Armonk, New York 10504. The telephone number of MBIA is (914) 273-4545.

   Effective February 17, 1998 MBIA acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to MBIA. MBIA is not obligated to pay the debts of or claims against CMAC.

   Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

   Moody's Investors Service rates all bond issues insured by MBIA "Aaa." Standard & Poor's rates all new issues insured by MBIA "AAA." Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

   In the event MBIA were to become insolvent, any claims arising under a policy of financial guaranty insurance are excluded from coverage by the California Insurance Guaranty Association, established pursuant to Article 14.4 (commencing with Section 1063) of Chapter 1 of Part 2 of Division 1 of the California Insurance Code.

   Financial Guaranty Insurance Company. Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of September 30, 2002, the total capital and surplus of Financial Guaranty was $1.1 billion. Financial Guaranty prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to Financial Guaranty at 125 Park Avenue, New York, New York 10017, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

   Financial Security Assurance Inc. Financial Security Assurance Inc. ("Financial Security") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

   Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.

   Financial Security, a New York domiciled insurance company, is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"). Holdings is an indirect subsidiary of Dexia S.A., a publicly held Belgian corporation. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance in France, Belgium and other European countries. No shareholder of Holdings or Financial Security is liable for the obligations of Financial Security. As of September 30, 2002, the total policyholders' surplus and contingency reserves was approximately $1,728,433,000 and its total unearned premium reserve was approximately $972,390,000 in accordance with statutory accounting principles. As of September 30, 2002, total shareholders' equity was, approximately $1,928,564,000 and its total net unearned premium reserve was approximately $814,684,000 in accordance with generally accepted accounting principles, Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, 10022, Attention Communications Department. Financial Security's telephone number is (212) 826-0100.

   Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter on limit the obligations of Financial Security under any financial guaranty insurance policy.

   Financial Security's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Fitch. Financial Security's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard &Poor's (Australia) Pty. Ltd. Financial Security's claims-paying ability is rated "AAA" by Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, or sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

   Capital Guaranty Insurance Company. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly-owned subsidiary of Financial Security Assurance Inc. On September 30, 1997, Financial Security Assurance Inc. assumed all of the liabilities of FSA Maryland and sold the FSA Maryland "shell company" to American Capital Access, a wholly-owned subsidiary of American Capital Access Holdings, Incorporated.

   XL Capital Assurance Inc. ("XLCA") is a monoline financial guaranty insurance company incorporated under the laws of the State of New York. XLCA is currently licensed to do insurance business in, and is subject to the insurance regulation and supervision by, the State of New York, forty-six other states, the District of Columbia, Puerto Rico and Singapore. XLCA has license applications pending, or intends to file an application, in each of those states in which it is not currently licensed.

   XLCA is an indirect wholly owned subsidiary of XL Capital Ltd, a Cayman Islands corporation ("XL Capital Ltd"). Through its subsidiaries, XL Capital Ltd is a leading provider of insurance and reinsurance coverages and financial products to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. The common stock of XL Capital Ltd is publicly traded in the United States and listed on the New York Stock Exchange (NYSE: XL). XL Capital Ltd is not obligated to pay the debts of or claims against XLCA.

   XLCA was formerly known as The London Assurance of America Inc. ("London"), which was incorporated on July 25, 1991 under the laws of the State of New York. On February 22, 2001, XL Reinsurance America Inc. ("XL Re") acquired 100% of the stock of London. XL Re merged its former financial guaranty subsidiary, known as XL Capital Assurance Inc. (formed September 13, 1999) with and into London, with London as the surviving entity. London immediately changed its name to XL Capital Assurance Inc. All previous business of London was 100% reinsured to Royal Indemnity Company, the previous owner at the time of acquisition.

   XLCA has entered into a facultative quota share reinsurance agreement with XL Financial Assurance Ltd ("XLFA"), an insurance company organized under the laws of Bermuda, and an affiliate of XLCA. Pursuant to this reinsurance agreement, XLCA expects to cede up to 90% of its business to XLFA. XLCA may also cede reinsurance to third parties on a transaction-specific basis, which cessions may be any or a combination of quota share, first loss or excess of loss. Such reinsurance is used by XLCA as a risk management device and to comply with statutory and rating agency requirements and does not alter or limit XLCA's obligations under any financial guaranty insurance policy. With respect to any transaction insured by XLCA, the percentage of risk ceded to XLFA may be less than 90% depending on certain factors including, without limitation, whether XLCA has obtained third party reinsurance covering the risk. As a result, there can be no assurance as to the percentage reinsured by XLFA of any given financial guaranty insurance policy issued by XLCA.

   As of December 31, 2001, XLFA had total assets, liabilities, redeemable preferred shares and shareholders' equity of US$543,538,559 (audited), US$244,403,576 (audited), US$39,000,000 (audited) and US$260,134,983 (audited)
respectively, determined in accordance with generally accepted accounting principles in the United States. XLFA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by Standard & Poor's and Fitch, Inc. ("Fitch"). In addition, XLFA has obtained a financial enhancement rating of "AAA" from Standard & Poor's.

   The obligations of XLFA to XLCA under the reinsurance agreement described above are unconditionally guaranteed by XL Insurance (Bermuda) Ltd ("XLI"), a Bermuda company and one of the world's leading excess commercial insurers. XLI is a wholly owned indirect subsidiary of XL Capital Ltd. In addition to having an "A+" rating from A.M. Best, XLI's insurance financial strength is rated "Aa2" by Moody's and "AA" by Standard & Poor's and Fitch.

   Notwithstanding the capital support provided to XLCA described in this section, the holders of bonds insured by XLCA will have direct recourse against XLCA only, and neither XLFA nor XLI will be directly liable to the holders of such bonds.

   XLCA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by Standard & Poor's and Fitch. In addition, XLCA has obtained a financial enhancement ruling of "AAA" from Standard & Poor's. These ratings reflect Moody's, Standard & Poor's and Fitch's current assessment of XLCA's creditworthiness and claims-paying ability as well as the reinsurance arrangement with XLFA described above.

   The above ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by Moody's, Standard & Poor's or Fitch.

   As of June 30, 2002, XLCA had total statutory assets of approximately $205,800,000, total liabilities of approximately $73,500,000 and total capital and surplus of approximately $132,300,000. As of June 30, 2002, XL Capital Ltd. had consolidated assets of approximately $31.2 billion and consolidated shareholders' equity of approximately $5.4 billion.

   For further information concerning XLCA and XLFA, see the financial statements of XLCA and XLFA, and the notes thereto. The financial statements of XLCA and XLFA are included as exhibits to the periodic reports filed with the Securities and Exchange Commission (the "Commission") by XL Capital Ltd and may be reviewed at the EDGAR website maintained by the Commission. Copies of the statutory quarterly and annual statements filed with the State of New York, Insurance Department by XLCA are available upon request to the State of New York Insurance Department.

   XLCA is regulated by the Superintendent of Insurance of the State of New York. In addition, XLCA is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. As a financial guaranty insurance company licensed in the State of New York, XLCA is Subject to
Article 69 of the New York Insurance Law, which, among other things, limits the business of each insurer to financial guaranty insurance and related lines, prescribes minimum standards of solvency, including minimum capital requirements, establishes contingency, loss and unearned premium reserve requirements, requires the maintenance of minimum surplus to policyholders and limits the aggregate amount of insurance which may be written and the maximum size of any single risk exposure which may be assumed. XLCA is also required to file detailed annual financial statements with the New York Insurance Department and similar supervisory agencies in each of the other jurisdictions in which it is licensed.

   The extent of state insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing permitted investments and governing the payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings.

   In order to be in an Insured Trust, bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the bonds in the portfolios of the Insured Trusts are insured either by the respective Trust or by the issuer of the bonds, by a prior owner of such bonds or by the Sponsor prior to the deposit of such bonds in a Trust.

   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

   In the event of nonpayment of interest or principal, when due, in respect of a bond, a Portfolio Insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.

   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            PORTFOLIO ADMINISTRATION

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus
Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

                               SPONSOR INFORMATION

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trusts. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $67 billion in assets under management or supervision as of March 31, 2003. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the certificates issued by the Trusts to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       TERMINATION OF THE TRUST AGREEMENT

   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an Investment Grade Municipal, an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Strategic Municipal, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trust. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

                             DESCRIPTION OF RATINGS

   STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt bond. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

   The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

   The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

   The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the bond in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

   AAA--This is the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgement with respect to such likelihood and risk.

   MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's rating symbols and their meanings follows:

   Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

   Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

   Moody's(R) applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

   As of the date of the Prospectus Part I, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published marginal Federal and State tax rates (where applicable) scheduled to be in effect in 2003. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $139,500. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 39.47 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 36.05 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of Federal tax legislation.





CALIFORNIA
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX        3 1/2%      4%      4 1/2%      5%      5 1/2%      6%      6 1/2%
          RETURN          RETURN       BRACKET*               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
   ------------------------------------------------------------------------------------------------------------------------
   $      0 - 7,000   $    0 - 14,000       11.8%       3.97%     4.54%     5.10%     5.67%     6.24%    6.80%      7.37%
     7,000 - 28,400   14,000 - 56,800       20.1        4.38      5.01      5.63      6.26      6.88     7.51       8.14
    28,400 - 68,800  56,800 - 114,650       32.0        5.15      5.88      6.82      7.35      8.09     8.82       9.56
   68,800 - 143,500 114,650 - 174,700       34.7        5.36      6.13      6.89      7.66      8.42     9.19       9.95
  143,500 - 311,950 174,700 - 311,950       39.2        5.76      6.58      7.40      8.22      9.05     9.87      10.69
       Over 311,950      Over 311,950       41.0        5.93      6.78      7.63      8.47      9.32    10.17      11.02
-----------------
* The State tax brackets are those for 2002. The 2003 brackets will be adjusted to take into account changes in the California Consumer Price Index. These adjustments have not yet been released.


MICHIGAN
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX       3 1/2%       4%     4 1/2%       5%     5 1/2%       6%     6 1/2%
          RETURN          RETURN        BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
   ------------------------------------------------------------------------------------------------------------------------
   $      0 - 7,000  $     0 - 14,000       13.6%       4.05%     4.63%     5.21%     5.79%     6.37%    6.94%      7.52%
     7,000 - 28,400   14,000 - 56,800       18.4        4.29      4.90      5.51      6.13      6.74     7.35       7.97
    28,400 - 68,800  56,800 - 114,650       28.0        4.86      5.56      6.25      6.94      7.64     8.33       9.03
   68,800 - 143,500 114,650 - 174,700       30.9        5.07      5.79      6.51      7.24      7.96     8.68       9.41
  143,500 - 311,950 174,700 - 311,950       35.7        5.44      6.22      7.00      7.78      8.55     9.33      10.11
       Over 311,950      Over 311,950       37.6        5.61      6.41      7.21      8.01      8.81     9.62      10.42


NEW YORK (STATE ONLY)
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX      3 1/2%      4%      4 1/2%      5%      5 1/2%      6%       6 1/2%
          RETURN          RETURN       BRACKET*                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
   ------------------------------------------------------------------------------------------------------------------------
   $       0 - 7,000 $     0 - 14,000       13.6%       4.05%     4.63%     5.21%     5.79%     6.37%    6.94%      7.52%
      7,000 - 28,400   14,000 - 56,800      20.8        4.42      5.05      5.68      6.31      6.94     7.58       8.21
     28,400 - 68,800  56,800 - 114,650      30.1        5.00      5.72      6.44      7.15      7.87     8.58       9.30
    68,800 - 143,500 114,650 - 174,700      32.9        5.22      5.96      6.71      7.45      8.20     8.94       9.69
   143,500 - 311,950 174,700 - 311,950      37.6        5.61      6.41      7.21      8.01      8.81     9.62      10.42
        Over 311,950      Over 311,950      39.5        5.79      6.61      7.44      8.26      9.09     9.92      10.74
-----------------
*The table includes Federal and New York State income taxes. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New
York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.


NEW YORK (STATE AND CITY)
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX      3 1/2%      4%      4 1/2%      5%      5 1/2%      6%       6 1/2%
          RETURN          RETURN       BRACKET*                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
   ------------------------------------------------------------------------------------------------------------------------
   $       0 - 7,000 $     0 - 14,000       16.2%       4.18%     4.77%     5.37%     5.97%     6.56%    7.16%      7.76%
      7,000 - 28,400   14,000 - 56,800      23.9        4.60      5.26      5.91      6.57      7.23     7.88       8.54
     28,400 - 68,800  56,800 - 114,650      32.9        5.22      5.96      6.71      7.45      8.20     8.94       9.69
    68,800 - 143,500 114,650 - 174,700      35.6        5.43      6.21      6.99      7.76      8.54     9.32      10.09
   143,500 - 311,950 174,700 - 311,950      40.0        5.83      6.67      7.50      8.33      9.17    10.00      10.83
        Over 311,950      Over 311,950      41.8        6.01      6.87      7.73      8.59      9.45    10.31      11.17
-----------------
*The table includes Federal, New York State and New York City income taxes. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.


PENNSYLVANIA
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX       3 1/2%       4%     4 1/2%       5%     5 1/2%       6%     6 1/2%
          RETURN          RETURN        BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
   ------------------------------------------------------------------------------------------------------------------------
   $      0 - 7,000  $    0 - 14,000        12.5%       4.00%     4.57%     5.14%     5.71%     6.29%    6.86%      7.43%
     7,000 - 28,400   14,000 - 56,800       17.4        4.24      4.84      5.45      6.05      6.66     7.26       7.87
    28,400 - 68,800  56,800 - 114,650       27.1        4.80      5.49      6.17      6.86      7.54     8.23       8.92
    68,800 - 143,500 114,650 - 174,700      30.0        5.00      5.71      6.43      7.14      7.86     8.57       9.29
   143,500 - 311,950 174,700 - 311,950      34.9        5.38      6.14      6.91      7.68      8.45     9.22       9.98
       Over 311,950      Over 311,950       36.8        5.54      6.33      7.12      7.91      8.70     9.49      10.28


     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the prospectus.


                             CALIFORNIA RISK FACTORS

   Economic Outlook. The California economy was growing slowly as 2002 came to a close. California experienced modest job growth and good personal income growth in the first half of 2002, but the budding recovery stalled in the second half with employment falling. As the year drew to a close, the state's important high-tech sector was still struggling.

   Like the nation, California is experiencing a jobless recovery. Although employment and total state personal income posted gains in the first half of 2002, the improvement faltered at mid-year. The state lost jobs between June and November, and personal income likely fell in the third quarter. In addition, unemployment failed to improve, as the rate varied between 6.4 % and 6.5% from March to November 2002. Employment grew by about 4,600 jobs per month, on average, in the first 11 months of 2002, a small amount, but an improvement over an average monthly loss of 16,100 jobs in 2001. Instrumental in that swing were sharp drops in the rate of job losses in business services and high-tech manufacturing; improved job growth in retail trade; and a swing from job losses to job gains in wholesale trade.

   Declining exports of California-merchandise contributed to the state economy's sluggishness in 2002. Exports were 16% below year-earlier levels in the first three quarters. Exports to Mexico, the leading destination for California-made merchandise, held up relatively well, slipping only 2%. Once of California's largest services exports - tourism - has yet to recover to pre-September 11 levels. The "drive-to" markets, like San Diego, are doing quite well, but "fly-to" markets that depend on out-of-state and foreign visitors continue to struggle.

   Additional significant risks to the California outlook come from the energy sector. The current electric power situation results from a complex set of circumstances arising from a steep rise in demand though the Western United States, sharply higher natural gas prices exacerbated in California by the break in a key pipeline in the summer of 2000, and a dysfunctional wholesale electricity market in which prices have soared to levels several times the actual cost of the least efficient, most expensive production in the region.

   The outlook for the California economy in 2003 depends heavily on the fate of the national economy, as California awaits an improvement in the economy at the nation level. On balance, the outlook is for slow growth in 2003 and moderate growth in 2004.

   Revenues and Expenditures. The Legislative Analyst's Office, in its November 2002 report, estimated that the General Fund (the main operating fund of the State) will end the 2002-03 fiscal year with a deficit of $6.1 billion. This estimated deficit is $7.1 billion lower than the $1.0 billion positive balance that was projected when the 2002-03 Budget Act was adopted. The year ending June 30, 2004, is facing a cumulative year-end deficit of $21.1 billion, absent any corrective action. If California's economy continues to lag and fails to experience the expected growth in the second half of 2003, this deficit could be billions higher.

   This expected decline in the State's finances is a result of lower revenues from a weak economy and a $10 billion mismatch between expenditures and revenues under the current law. Actions to resolve the deficit in the future will be more difficult because many of the one-time actions used in the 2002-03 budget cannot be replicated. The 2003-04 Governor's Budget, issued on January 10, 2003, estimates that the General Fund will end the fiscal year with a deficit of $34.6 billion. The Governor's Budget provides for the elimination of this deficit by proposing $20.7 billion in cuts and savings, $8.2 billion in state-local realignment supported by revenue increases, $1.9 billion in fund shifts, $2.1 billion in transfers and revenue, and $1.7 billion in loans and borrowing.

   Limitation on Taxes. Certain California municipal obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year or decline in value, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

   Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13 and on June 18, 1992, the U.S. Supreme Court announced a decision upholding Proposition 13.

   Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

   Appropriations Limits. California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

   Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979 or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

   The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

   "Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

   Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or Article XIIIB on California Municipal Obligations or the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

   Obligations of the State of California. Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. The State had approximately $20.5 billion aggregate principal amount of non-self liquidating general obligation bonds outstanding and approximately $6.4 billion of unissued non-self liquidating general obligation bonds as of December 1, 2002.

   In 2002, the State Treasurer implemented a Strategic Debt Management Plan. A principal goal of this plan is to better match the timeframe for repaying debt for infrastructure projects to the useful life of the assets being funded. The plan also reduces debt service in fiscal years 2001-02 through 2003-04 by approximately $2.0 billion and is intended to increase the State's long-term debt capacity to finance California's infrastructure needs. These goals are to be achieved by: 1) shifting from level principal payments to level debt service payments for new bond issues; 2) restructuring existing debt to achieve significant one-time debt service reductions and to expedite the transition to level debt service payments; and 3) implementing recent legislation that authorizes the State to issue variable-rate debt for a portion of its general obligation bond portfolio.

   Other Issuers of California Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State. The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate.

   Bond Ratings. On December 2, 2002, citing the announcement of a projected General Fund budget gap of $34.8 billion for fiscal year 2004, Standard and Poor's lowered its rating on California's general obligation bonds from "A+" to "A." Also, on December 2, 2002, Fitch lowered its rating on California's general obligation bonds from "AA" to "A." Citing financial pressure since 2001, reflecting in part recessionary conditions and an unprecedented drop in personal income tax receipts, Fitch expects the effects of both the economy and the sharply reduced capital gains tax base to continue into 2003-04. On February 10, 2003, Moody's lowered its rating on California's general obligation bonds from "A1" to "A2." As the reason for its action, Moody's cited the magnitude of the imbalance between the State's revenues and expenditures, and the expectation that the State will not be able to sufficiently address the imbalance in the upcoming fiscal year.

   There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   Legal Proceedings. Pending or future legal proceedings may, if decided against the State, require the State to make significant future expenditures or may substantially impair revenues. The Sponsor is unable to predict what impact, if any, such proceedings may have on the Trust.

   Other Considerations. Substantially all of California is within an active geologic region subject to major seismic activity. Northern California, in 1989, and southern California, in 1994, experienced major earthquakes causing billions of dollars in damages. Any California Municipal Obligation in a California Trust could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

   Each California Trust is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations"). These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters. The information provided is only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

                              MICHIGAN RISK FACTORS

   Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to 17.9 percent in 1990 and to 14.9 percent in 2000, durable goods manufacturing still represents a sizable portion of the State's economy.

   In January 1998, Standard & Poor's raised its rating on the State's general obligation bonds to "AA+" and in September, 2000, raised the rating to "AAA". In March 1998, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aa1" and in October, 2000, raised the rating to "Aaa". In April, 1998, Fitch IBCA, Inc., raised its rating on the State's general obligation bonds to AA+.

   The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe. In addition, as described in the State's comprehensive annual financial report on file with the Nationally Recognized Municipal Securities Information Repositories, the State is party to a number of lawsuits and legal actions, some of which, if determined adversely to the State, could have a materially adverse impact on the State's finances.

   In recent years, the State of Michigan has, except as described below, reported its financial results in accordance with generally accepted accounting principles. The State ended the five fiscal years 1997-2001 with its general fund in balance after substantial transfers from the General Fund to the Budget Stabilization Fund. During the 1997-98 fiscal year, an error was identified pertaining to the Medicaid program administered by the Department of Community Health ("DCH"). Over a ten-year period, DCH did not properly record all Medicaid expenditures and revenues on a modified accrual basis as required by GAAP. As a result, the General Fund balance (reserved and unreserved) for the "fiscal year" ended September 30, 1997 was reduced by $154.1 million from $1,047 million to $893.1 million to account for the corrections of the prior period error. The ending fund balance (reserved and unreserved) of the General Fund at the end of the 2000-01 fiscal year was $1,908.5 million. The unreserved fund balance of the General Fund for at the end of the 2000-01 fiscal year was $28.1 million. The unreserved fund balance of the Budget Stabilization Fund at the end of the 2000-01 fiscal year was $944.2 million.

   Consistent with the down-turn in the national economy, the State has been experiencing an economic slow-down, which has resulted in reductions in anticipated State revenues. On November 6, 2001, the State Legislature completed required approvals of an executive order presented by the Governor which reduced 2001-2002 appropriated State expenditures by approximately $540 million. The State Legislature also appropriated transfers from the Budget Stabilization Fund to avoid a deficit as of September 30, 2001 and September 30, 2002. These transfers reduced the balance in the Budget Stabalization Fund to approximately $145 million at September 30, 2002, and it is expected that the fund will reach a zero balance by September 30, 2003.

   In December of 2002, the Governor proposed and the legislature approved cuts of $462.9 million on the 2002-03 fiscal year general fund budget, including cuts of approximately 2.0% in the public university appropriations and 3.5% in state revenue sharing to local municipalities. The impact of the reduction on local units of government will vary depending on, among other factors, the percentage of their own budgets which comes from revenue sharing.

   On January 14, 2003, the State's revenue estimation conference predicted additional 2002-03 fiscal year shortfalls of approximately $143 million in the general fund and approximately $134 million in the school aid fund. In response, the Governor proposed executive order cuts in state payments to local school districts of $134 million and cuts in general fund expenditures of $158.3 million, including an additional 1.5% cut in funding for the State's public universities.

   The Governor presented the executive budget for 2003-04 on March 6, 2003. The proposal seeks to address a shortfall of approximately $1.7 billion with a combination of expenditure cuts and revenue proposals. Higher education is proposed to receive an additional cut of 6.5% and revenue sharing to local municipalities is proposed to be cut by an additional $116 million. Basic school aid payments are restored to approximately the originally budgeted 2002-03 levels, but categorical grants to school districts are also proposed to be significantly reduced. This budget recommendation will be considered by the Legislature over the next several months and it is possible that the numbers could be further adjusted upward or downward depending on the economic conditions forecast at the May revenue estimating conference and legislative decisions that differ from the Governor's proposals.

   On May 13, 2003, the State's Revenue Estimating Conference projected further revenue reductions in the School Aid Fund of $91.9 million in the current 2002-03 fiscal year, and $105.7 million in the 2003-04 fiscal year, in each case from the estimates made in January of 2003. The May 13 Conference projected 2002-03 General Fund revenues at the same level as the January 2003 projection. To date, no actions by the Governor or State Legislature in response to the May 13, 2003 Revenue Estimating Conference projections have been announced.

   In November of 1997, the State Legislature adopted legislation to provide for the funding of claims of local school districts, some of whom had alleged in a lawsuit, Durant v. State of Michigan, that the State had, over a period of years, paid less in school aid than required by the State's Constitution. Under this legislation, the State paid to school districts which were plaintiffs in the suit approximately $212 million from the Budget Stabilization Fund on April 15, 1998, and will be required to pay to other school districts an estimated amount of $632 million over time. Those payments, which commenced in fiscal year 1998-99, are being paid from the Budget Stabilization Fund and the General Fund, half in annual payments over 10 years and half in annual payments over 15 years.

   The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceed the limit by 1 percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers. In order to comply with this requirement, the State refunded approximately $113 million through income tax credits for the 1995 calendar year.

   On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increased the State sales tax rate from 4% to 6% and placed a cap on property assessment increases for all property taxes. Concurrent legislation cut the State's income tax rate from 4.6% to 4.4%, reduced some property taxes and altered local school funding sources to a combination of property taxes and state revenues. The legislation also contained other provisions that alter (and, in some cases, may reduce) the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the constitutional amendment and related legislation under various economic conditions which may occur in the future cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.

   In addition, the State Legislature in 1995 adopted a package of state tax cuts, including the 1998 repeal of the intangibles tax, an increase in exemption amounts for personal income tax, and reductions in single business tax. Legislation was enacted that will reduce the personal income tax rate from 4.4 percent to 3.9 percent over a period of years. Beginning in Year 2000, the rate will be 4.2%; 2001, 4.2%; 2002, 4.1%; 2003, 4.0%; beyond, 3.9%. The single business tax will be totally repealed by 2010.

   Although all or most of the Bonds in the Michigan IM-IT Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of Michigan itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds, particularly in view of the dependency of local governments and other authorities upon State aid and reimbursement programs and, in the case of bonds issued by the State Building Authority, the dependency of the State Building Authority on the receipt of rental payments from the State to meet debt service requirements upon such bonds. In the 1991 fiscal year, the State deferred certain scheduled cash payments to municipalities, school districts, universities and community colleges. While such deferrals were made up at specified later dates, similar future deferrals could have an adverse impact on the cash position of some local governmental units. Additionally, the State reduced revenue sharing payments to municipalities below that level otherwise provided under formulas in each of those years.

   The Michigan IM-IT Trust may contain general obligation bonds of local units of government pledging the full faith and credit of the local unit which are payable from the levy of ad valorem taxes on taxable property within the jurisdiction of the local unit. Such bonds issued prior to December 22, 1978, or issued after December 22, 1978 with the approval of the electors of the local unit, are payable from property taxes levied without limitation as to rate or amount. With respect to bonds issued after December 22, 1978, and which were not approved by the electors of the local unit, the tax levy of the local unit for debt service purposes is subject to constitutional, statutory and charter tax rate limitations. In addition, several major industrial corporations have instituted challenges of their ad valorem property tax assessments in a number of local municipal units in the State. If successful, such challenges could have an adverse impact on the ad valorem tax bases of such units which could adversely affect their ability to raise funds for operation and debt service requirements.

                              NEW YORK RISK FACTORS

CERTAIN CONSIDERATIONS

   Generally. The State of New York has historically been one of the wealthiest states in the nation. For the past few decades, however, the state economy has grown more slowly than that of the nation as a whole, gradually eroding the state's relative economic affluence.

   The events of September 11, 2001 had a significant impact on the economies of New York State and the nation. An economic slowdown was already developing, and in early 2001 the Federal Reserve's Open Market Committee had begun a series of dramatic rate reductions in an effort to prevent the slowdown from turning into a serious recession. The annualized rate of growth in the Gross Domestic Product
(GDP), a measure of the nation's output of goods and services, averaged 1.1% in the fourth quarter of 2000, but then declined by 0.6% in the first quarter of 2001 and by 1.6% in the second quarter. Business investments were declining and inventories were being reduced, and the pace of consumer spending had slowed somewhat.

   The attacks on the World Trade Center and the Pentagon generated significant shocks throughout the economy. The New York financial markets were closed for several days, and the travel and tourism industries were particularly hard-hit by the shutdown of the air transportation network. The Federal Reserve moved aggressively to maintain the soundness of the financial system, ultimately reducing interest rates to a 40-year low. Gross Domestic Product declined at a 0.3% annualized rate in the third quarter of 2001. The National Bureau of Economic Research declared that a recession had officially begun in March 2001.

   As the site of one of the terrorist attacks, the impact on New York State's economy was greater than in other parts of the nation. New York had lagged behind the recovery from the early 1990s recession, and it was only in recent years that the State's economic performance had improved. The rate of job growth had slowly built through the late 1990s, reaching 2.7% in 1999, an increase which ranked 14th among the 50 states. As the economy began to slow in 2000, the State's rate of job growth slipped to 2.1%, and its ranking slid to 23rd. For the first three quarters of 2001 compared to the same period in 2000, New York's job growth was 0.5%, the same rate as the nation, and ranked 28th among the states. However, after the attacks, employment in New York declined by 1.4% in the fourth quarter of 2001, while national employment declined by 0.8%, and New York's ranking fell to 40th. For the first four months of 2002, employment in the nation had fallen by 1.2% compared to the same period in 2001, and New York's 1.5% decline caused its rank to slip to 44th.

   Unemployment rates have also risen as the economy slowed. Nationally, the unemployment rate reached its low near the end of 2000, and averaged 4% for that year. It began to move up in 2001, with a sharper increase after September. For all of 2001, it averaged 4.9%, and in the first four months of 2002 it increased to an average of 5.7%. A similar pattern is evident in New York State, where unemployment reached its low in and then began to rise. In 2000, the State's rate averaged 4.6%, then 4.9% in 2001, and employment rate and that of the nation's has narrowed in recent years, New York has a higher unemployment rate than most states, ranking 39th highest in 2000, 34th in 2001, and 41st through April 2002.

   The slowdown in the economy also affected income growth. For New York State, personal income growth slowed from 7.1% in 2000 to 3.6% in 2001. Ranking growth rates among the states, New York fell from 14th in 2000 to 30th in 2001. Factors depressing New York's income growth in 2001 included the large number of job losses and the loss of business activity in the area near the World Trade Center site.

   Also contributing to New York's economic slowdown were conditions in the securities industry. The financial services sector is a major industry in the State, and although it only accounted for 2.4% of all jobs in the State in 2000, it was responsible for 12.4% of all wages earned in the State. This income, together with securities firms' profits and the capital gains generated by financial market activity, are the basis for a major source of tax revenues for the State. However, continued losses in the financial markets contributed to a substantial drop in securities industry profits, from a record $21 billion in 2000 to $10.4 billion in 2001. Wall Street operations were also suspended for four days following the World Trade Center attack, and many of the industry's workers were temporarily dispersed, including some who were relocated into neighboring states. Job growth in the industry averaged 5.6% annually between 1996 and 2000, but ceased in 2001, and in the first four months of 2002 securities employment in the State declined by 8.5% compared to the same period in 2001.

   Revenues and Expenditures. Although New York enjoyed six years of budget surpluses due to unanticipated revenues generated by a strong economy, the State's long-term financial condition is uncertain. As a result of unprecedented use of non-recurring resources in the 2002-2003 budget, gap projections from the Governor's proposed budget of $2.8 billion and $3.3 billion in the next two fiscal years have increased significantly. Unclear future economic growth increases the risk of subsequent deficits. The 2002-03 budget utilizes over $4 billion in non-recurring revenues, including nearly all available reserves and fund raids, and debt, to produce the year's financial plan. The 2002-03 budget also increased spending by 6%, further adding to the potential for increased structural gaps in the 2003-04 and 2004-05.

   The General Fund is the main operating fund of the State. In 2002, the General Fund operating deficit was $3.418 billion. The General Fund had incurred surpluses in each of the prior six years. Governmental funds account for most of the State's operations including the General Fund, Federal programs, debt service and capital construction. The 2002 Governmental Fund operating deficit was $4.445 billion.

   For fiscal year 2002, New York's total state revenues were approximately $83.8 billion. The amount of the State's true rainy day reserve funds set aside for use in times of economic downturn remains well below the national average. Compared to the national average of 3.8% for 2001, and the top 10 states (as measured by the total General Fund revenues), New York ranks near the bottom, with less than 2% of total revenues set aside for rainy day reserve funds. This stands in contrast to states such as Minnesota and Michigan, with reserves of 13% and 11% respectively.

   State spending totaled $85.4 billion in 2002 an increase of $5.3 billion (6.7%) from the prior year. State spending has been partially paid for by borrowing $10.3 billion since 1998, including $1.9 billion in 2002. In 2002, New York's outstanding debt per person was $1,920 which was equal to 5.4% of New Yorker's personal income.

   In response to the World Trade Center attack, the Federal Government is expected to provide $20 billion in aid to New York for clean-up, rebuilding, and economic stimulus.

   Many uncertainties exist in forecasts of both the national and state economies and there can be no assurance that the state economy will perform at a level sufficient to meet the state's projections of receipts and disbursements.

   Debt Management. There are a number of methods by which the State may incur debt. The State may issue general obligation bonds approved by the voters and notes in anticipation of such bonds. The State, with voter approval, may also directly guarantee obligations of public benefit corporations. Presently, the Job Development Authority is the only public benefit corporation authorized to issue State guaranteed bonds. Payments for debt service on State general obligation and State-guaranteed bonds or notes are legally enforceable obligations of the State. The State has never been called upon to make any direct payments pursuant to its guarantee.

   During 2001, the State enacted legislation that allows for the issuance of non-voter approved revenue bonds that are secured by a pledge of 25% of the State's personal income taxes withheld. The first issuance of these new bonds carry a better collective rating than the State's General Obligation Bonds. Thus, securing debt issuances with a dedicated revenue source had a more meaningful impact on the State-supported debt ratings than the State's debt reform legislation of two years ago.

   Legislation enacted with the 2002-3 budget allows for up to 15% of State-supported debt to carry variable interest rates. This is intended to provide for savings in future debt service costs while variable interest rates remain historically low.

   The State had $4.142 billion in general obligation bonds outstanding at 2002 year-end. During 2002 the State issued $211 million in general obligation bonds and redeemed $415 million. The total amount of general obligation bonded debt authorized but not yet issued at year-end was $1.396 billion.

   The State's general obligation bonds are rated AA by Standard and Poor's Corporation, A2 by Moody's Investors Services and AA by Fitch. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   New York City. The growth in City fund revenues projected for FY 2003 comes after a decline of 4.1% in FY 2002, pulled down by a 6.1% decline in tax revenue collections. These declines reflect the impact of the national recession (which began in March 2001) and the local recession (which began in December 2000), and were further exacerbated by the terrorist attacks in September 2001. Coinciding with the onset of the national recession, employment across the country began to decline.

   Seasonally adjusted national employment began to fall in April 2001, with a total loss of 1.4 million jobs during 2001 and an additional 229,000 in 2002. In the City, average annual employment declined by almost 21,000 jobs in 2001 and by 91,600 in 2002. Unemployment in the City experienced an even greater increase, as the seasonally adjusted rate increased from 5.3% in December 2000 to 7.3% in December 2001, and to 8.4% in December 2002.

   City revenue collections were also depressed by the difficulties experienced in the financial sector during 2001 and 2002. During 2001, average City employment in finance, insurance, and real estate (FIRE) declined by 0.9%, while Wall Street's employment fell by 0.7%. The situation further deteriorated during 2002, when employment in the securities industry declined by an additional 7.9%. With an average multiplier of 2 jobs for every single job on Wall Street, the impact of declines in Wall Street employment quickly reverberates throughout the rest of the City's economy.

   Beginning in calendar year 2003, the City expects to see improving conditions both in the national and local economies. Nationally, the City is forecasting that the gross domestic product will increase by 2.9% in 2003, 4.5% in 2004, and then at an average annual rate of 3.4% in 2005 through 2007. The City's near-term forecast for gross domestic product growth is somewhat greater than the January forecasts by the Blue Chip Economic Consensus and Economy.com, but somewhat lower than the Global Insight forecast that the City uses as a base for its own projections. Locally, the City forecasts that total employment will continue to decline through 2003, falling 1.6%, before growth resumes in subsequent years with increases of 1.4% in 2004 and average annual increases of 1.1% in 2005 through 2007.

   In November 2002, New York City projected a record $6.4 billion budget gap for FY 2004. The gap represented 24% of City fund revenues and was the largest gap faced by the City, both in absolute dollars and as a percentage of City fund revenues, since the 1975 fiscal crisis. The City has closed about half the gap since then, but it is relying on the State and federal governments, the Port Authority of New York and New Jersey, and the municipal unions to close the remaining gap. The current financial crisis began during FY 2002 and was precipitated by several factors, including past fiscal policies, slowdowns in the national and local economies, the attack on the World Trade Center, and revenue and pension fund investment losses due to the stock market downturn. Wall Street economic activity, which accounts for 21% of all wages paid in the City, generated an estimated $7 billion in profits in calendar year 2002--45% less than forecast in June 2002--down from $21 billion in 2000.

   To ensure budget balance in FY 2003 and to narrow the FY 2004 budget gap, agencies cut planned spending in November 2002 and the City Council approved a mid-year property tax hike of 18.5%. These actions restored budget balance in FY 2003 and cut the FY 2004 budget gap to $3.1 billion. The gaps, however, have grown since November due to continued weakness in the economy and failure to achieve $223 million in savings from the City's labor unions.

   The January Plan shows budget gaps of $486 million in FY 2003 and $3.4 billion in FY 2004. To close them, the Plan assumes that the State and federal governments, the Port Authority, and the municipal unions will take actions to provide the City with $3.8 billion during fiscal years 2003 and 2004. In a positive development, the City will receive as much as $650 million in federal aid related to the attack on the World Trade Center.

   The City's general obligation bonds are rated A by Standard & Poor's and A2 by Moody's and A+ by Fitch.

   Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs primarily involving the State's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future. Actions commenced by several Indian nations which include the St. Regis Mohawk Indian Nation, the Oneida Indian Nation, and the Cayuga Indian Nation, claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of thousands of acres of land as well as compensatory and punitive damages.

   With respect to pending and threatened litigation, the State has reported liabilities of $693 million for awarded and anticipated unfavorable judgments. The portion of the liability expected to be paid within the next 12 months, $91 million, is reported in the General Fund. The remainder, $602 million, is reported in the General Long-Term Obligations Account Group and represents an increase of $114 million from the prior year.

   Each New York Trust is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the "New York Municipal Obligations"). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in New York or contained in Official Statements for various New York Municipal Obligations.

                            PENNSYLVANIA RISK FACTORS

   Economic Condition and Outlook. The Commonwealth of Pennsylvania ("Pennsylvania" or the "Commonwealth") historically has been identified as a heavy industry state, although that reputation has been changing as the industrial composition of Pennsylvania's economy continues to diversify into the service sector, including trade, medical and health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, particularly in crop and livestock products as well as agribusiness and food related industries.

   Terrorist attacks conducted on U.S. soil on September 11, 2001, provided the catalyst for the national economy to enter into an economic recession. U.S. economic growth had been decelerating since mid-2000, especially in the industrial sector. The tenth recession of the postwar period began in March 2001. While economic growth resumed in 2002, the pace of economic growth so far has fluctuated widely and has weakened slightly during the fourth quarter of 2002. The recovery has been anticipated to be significantly slower in terms of economic growth than experienced with a normal recession. During most past recovery periods, growth has averaged between five and seven percent annually while the forecast for growth following the current recession is in the three to four percent range.

   The modest anticipated rate of economic growth reflects the uncertainty that currently exists about the national recovery. While current economic growth appears to have slowed, the economic outlook for the first two quarters of 2003 is good. Consumer and Federal spending have provided recent support to the economy. As other sectors of the economy improve, the recovery will broaden and economic growth will accelerate.

   The Pennsylvania economy is expected to closely follow the trends of the national economy. Substantial shifts in the composition of employment in Pennsylvania over the past decade should make its economy less sensitive to sharp cyclical changes in industrial production that previously would have magnified the effects of a national recession in Pennsylvania.

   Commonwealth Financial Structure. The Constitution and the laws of the Commonwealth require all payments from the State Treasury, with the exception of refunds of taxes, licenses, fees and other charges, to be made only by duly enacted appropriations. Amounts appropriated from a fund may not exceed its actual and estimated revenues for the fiscal year plus any unappropriated surplus available. Appropriations from the principal operating funds of the Commonwealth (the General Fund, the Motor License Fund and the State Lottery
Fund) are generally made for one fiscal year and are returned to the unappropriated surplus of the fund (a lapse) if not spent or encumbered by the end of the fiscal year. The Commonwealth's fiscal year begins July 1 and ends June 30.

   The General Fund. The General Fund, the Commonwealth's largest operating fund, may be used to assess Pennsylvania's financial position and activities for the fiscal year ended June 30, 2002. It accounts for all revenues and other receipts that are not required by law to be accounted for or deposited in other special funds and reflects a significant portion of Commonwealth expenditures. Tax revenues, principally personal and corporate income and sales and use taxes, constitute approximately 56.5 percent of the General Fund budgetary basis revenues. The functional assignments for General Fund expenditures are: direction and supportive services, protection of persons and property, health and human services, public education, recreation and cultural enrichment, economic development, transportation and transfers to debt service funds for all obligations except those incurred for highway or other special revenue fund purposes.

   During the five-year period from fiscal year 1998 through fiscal year 2002, total revenues and other sources increased by an average of 4.7 percent annually. Tax revenues during the same period increased by an annual average of
2.1 percent. Recent slow economic growth and the resulting slow growth from tax revenues have caused fees and license income and other financing sources such as transfers from other funds to become a larger portion of income to the General Fund for fiscal year 2002. Operating transfers, transfers from components and other additions totaled $474.1 million in fiscal year 2002, an increase of $395.8 million from the prior fiscal year. Increased transfers from balances held by the state-owned liquor store system, a legislated transfer of prior-year unspent funds from Tobacco Settlement Fund and a transfer of equity by the Pennsylvania Industrial Development Board account for the major portion of this increase. Expenditures and other uses during the fiscal years 1998 through 2002 rose an average annual rate of 6.5 percent.

   The General Fund balance at June 30, 2002 totaled $2,902.4 million, a decrease of $1,582.7 million from the balance at June 30, 2001 (restated). The transfer of $853.9 million of accumulated tobacco settlement receipts and associated investment earnings to the Tobacco Settlement Fund, a special revenue fund, accounts for a major portion of the General Fund's decline in fund balance. The fiscal year 2002 year-end unreserved-undesignated portion of the fund balance was $1,483.3 million, $41.5 million below the amount recorded for fiscal year 2001.

   Debt Administration. The Constitution of the Commonwealth permits the Commonwealth to incur the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster, (ii) electorate debt approval, (iii) debt for capital projects subject to an aggregate debt limit of
1.75 times the annual average tax returns of the preceding five fiscal years and
(iv) tax anticipation notes payable in the fiscal year of issuance. All debt except tax anticipation notes must be amortized in substantial and regular amounts. Debt service on Commonwealth general obligation debt is paid from appropriations out of the General Fund except for debt issued for highway purposes, which is paid from Motor License Fund appropriations.

   Net outstanding general obligation debt totaled $6,059.3 million at June 30, 2002, a net increase of $643.1 million from June 30, 2001. Nearly 20 percent of this increase was attributed to a $116.3 million decline in sinking fund balances during the fiscal year. By using balances to pay debt service, fiscal year 2002 debt service appropriation amounts from the General Fund were reduced. Over the 10-year period ended June 30, 2002, total net outstanding general obligation debt increased at an annual rate of 2.2 percent. Within the most recent 5-year period, outstanding general obligation debt has increased at an annual rate of 4.8 percent.

   Risk Management. The Commonwealth maintains ongoing training and information programs to reduce risks associated with employee injury and negligence, contract compliance, tort liabilities and property losses. The Commonwealth became self-insured for employee disability and medical claims on July 1, 1983. The Commonwealth is also self-insured for annuitant medical/hospital benefits and tort liabilities, including automobile, employee and transportation-related claims. Reserves have been established to fund self-insured claims. Third-party coverage is obtained for property losses in excess of $1 million per occurrence, to a limit of $100 million per occurrence. Coverage for property losses less than $1 million or more than $100 million is maintained through the Commonwealth's self-insurance program.

   Employment. Non-agricultural employment in Pennsylvania over the ten years ending in 2002 increased at an average annual rate of 1.0 percent compared with a 1.0 percent rate for the Middle Atlantic region and 1.8 percent rate for the U.S. Pennsylvania's annual average unemployment rate was equivalent to the national average throughout the 1990's. From 1998 through 2002, Pennsylvania's annual average unemployment rate was below the Middle Atlantic Region's average, but slightly higher than that of the U.S. As of February 2003, Pennsylvania had a seasonally adjusted unemployment rate of 6.2 percent.

   Philadelphia. The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated 1998 population of 1.43 million according to the U.S. Bureau of the Census, ranking 6th in metropolitan areas of the U.S. Philadelphia functions both as a first class city and county for the purpose of administering various governmental programs.

   Ratings. All outstanding general obligation bonds of the Commonwealth of Pennsylvania are rated AA by Standard & Poor's Ratings Services; Aa2 by Moody's Investor's Service, Inc.; and AA by Fitch IBCA, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

   The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the Pennsylvania IM-IT and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the Commonwealth and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the Pennsylvania IM-IT, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the Pennsylvania IM-IT to pay interest on or principal of such bonds.

   The Pennsylvania IM-IT is susceptible to political, economic or regulatory factors affecting issuers of Pennsylvania municipal obligations (the "Pennsylvania Municipal Obligations"). These include the possible adverse effects of certain Pennsylvania constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in Pennsylvania and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in Pennsylvania or contained in Official Statements for various Pennsylvania Municipal Obligations.


                       ESTIMATED CASH FLOWS TO UNITHOLDERS

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.



   CALIFORNIA
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      July         2003                                  $ 3.82                                          $  3.82
      August       2003  - May        2011                 3.37                                             3.37
      June         2011                                    3.24                  $115.05                  118.29
      July         2011  - April      2012                 2.93                                             2.93
      May          2012                                    2.77                   134.78                  137.55
      June         2012  - July       2012                 2.38                                             2.38
      August       2012                                    2.31                    59.17                   61.48
      September    2012  - June       2013                 2.14                                             2.14
      July         2013                                    2.05                    90.40                   92.45
      August       2013                                    1.60                   202.17                  203.77
      September    2013  - July       2014                 1.09                                             1.09
      August       2014                                     .90                   164.37                  165.27
      September    2014  - July       2032                  .47                                              .47
      August       2032                                     .30                   164.36                  164.66


      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                      ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      July         2003                                  $ 3.87                                          $  3.87
      January      2004  - January    2011                20.50                                            20.50
      June         2011                                                          $115.05                  115.05
      July         2011                                   19.92                                            19.92
      January      2012                                   17.82                                            17.82
      May          2012                                                           134.78                  134.78
      July         2012                                   16.55                                            16.55
      August       2012                                                            59.17                   59.17
      January      2013                                   13.23                                            13.23
      July         2013                                   12.96                    90.40                  103.36
      August       2013                                                           202.17                  202.17
      January      2014                                    7.18                                             7.18
      July         2014                                    6.67                                             6.67
      August       2014                                                           164.37                  164.37
      January      2015                                    3.38                                             3.38
      July         2015  - July       2032                 2.95                                             2.95
      August       2032                                     .31                   164.36                  164.67



   MICHIGAN

      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      July         2003                                  $ 3.83                                          $  3.83
      August       2003  - June       2008                 3.38                                             3.38
      July         2008                                    3.20                  $158.07                  161.27
      August       2008  - March      2013                 2.77                                             2.77
      April        2013                                    2.64                   126.46                  129.10
      May          2013                                    2.04                   237.12                  239.16
      June         2013                                    1.37                                             1.37
      July         2013                                    1.27                    79.04                   80.31
      August       2013  - June       2018                 1.05                                             1.05
      July         2018                                     .90                   126.46                  127.36
      August       2018  - September  2020                  .56                                              .56
      October      2020                                     .52                    37.94                   38.46
      November     2020  - March      2028                  .44                                              .44
      April        2028                                     .28                   158.08                  158.36


      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                      ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      July         2003                                  $ 3.88                                          $  3.88
      January      2004  - January    2008                20.55                                            20.55
      July         2008                                   20.36                  $158.07                  178.43
      January      2009  - January    2013                16.87                                            16.87
      April        2013                                                           126.46                  126.46
      May          2013                                                           237.12                  237.12
      July         2013                                   13.05                    79.04                   92.09
      January      2014  - January    2018                 6.41                                             6.41
      July         2018                                    6.26                   126.46                  132.72
      January      2019  - July       2020                 3.46                                             3.46
      October      2020                                                            37.94                   37.94
      January      2021                                    3.07                                             3.07
      July         2021  - January    2028                 2.74                                             2.74
      April        2028                                    1.20                   158.08                  159.28


   NEW YORK
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      July         2003                                  $ 3.81                                          $  3.81
      August       2003  - June       2009                 3.37                                             3.37
      July         2009                                    2.89                  $148.01                  150.90
      August       2009  - January    2011                 2.80                                             2.80
      February     2011                                    2.51                    88.81                   91.32
      March        2011  - November   2012                 2.45                                             2.45
      December     2012                                    1.96                   148.02                  149.98
      January      2013                                    1.68                   148.01                  149.69
      February     2013  - August     2013                 1.27                                             1.27
      September    2013                                    1.20                    59.21                   60.41
      October      2013  - June       2018                 1.03                                             1.03
      July         2018                                     .88                   133.22                  134.10
      August       2018  - May        2023                  .52                                              .52
      June         2023                                     .49                    57.72                   58.21
      July         2023  - May        2031                  .41                                              .41
      June         2031                                     .26                   148.02                  148.28


      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH MAY AND                          ESTIMATED                 ESTIMATED               ESTIMATED
                NOVEMBER UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                    DISTRIBUTION               DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      November     2003                                  $17.49                                          $ 17.49
      May          2004  - May        2009                20.45                                            20.45
      July         2009                                                          $148.01                  148.01
      November     2009                                   17.67                                            17.67
      May          2010  - November   2010                17.00                                            17.00
      February     2011                                                            88.81                   88.81
      May          2011                                   15.68                                            15.68
      November     2011  - November   2012                14.93                                            14.93
      December     2012                                                           148.02                  148.02
      January      2013                                                           148.01                  148.01
      May          2013                                    8.88                                             8.88
      September    2013                                                            59.21                   59.21
      November     2013                                    7.23                                             7.23
      May          2014  - May        2018                 6.34                                             6.34
      July         2018                                                           133.22                  133.22
      November     2018                                    4.12                                             4.12
      May          2019  - May        2023                 3.24                                             3.24
      June         2023                                                            57.72                   57.72
      November     2023                                    2.62                                             2.62
      May          2024  - May        2031                 2.54                                             2.54
      June         2031                                     .27                   148.02                  148.29


   PENNSYLVANIA
      MONTHLY

                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      July         2003                                  $ 3.94                                          $  3.94
      August       2003  - September  2008                 3.47                                             3.47
      October      2008                                    3.27                  $175.84                  179.11
      November     2008  - March      2009                 2.80                                             2.80
      April        2009                                    2.64                   133.83                  136.47
      May          2009  - November   2009                 2.28                                             2.28
      December     2009                                    2.21                    59.14                   61.35
      January      2010  - May        2010                 2.04                                             2.04
      June         2010                                    1.54                   155.62                  157.16
      July         2010                                    1.44                                             1.44
      August       2010                                    1.33                    93.37                   94.70
      September    2010  - February   2011                 1.07                                             1.07
      March        2011                                     .89                   155.62                  156.51
      April        2011  - February   2012                  .47                                              .47
      March        2012                                     .42                    38.90                   39.32
      April        2012  - January    2013                  .31                                              .31
      February     2013                                     .24                    62.25                   62.49
      March        2013  - June       2018                  .08                                              .08
      July         2018                                     .02                    46.68                   46.70


      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                      ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      July         2003                                  $ 3.98                                          $  3.98
      January      2004  - July       2008                21.10                                            21.10
      October      2008                                                          $175.84                  175.84
      January      2009                                   18.85                                            18.85
      April        2009                                                           133.83                  133.83
      July         2009                                   15.29                                            15.29
      December     2009                                                            59.14                   59.14
      January      2010                                   13.58                                            13.58
      June         2010                                                           155.62                  155.62
      July         2010                                   11.34                                            11.34
      August       2010                                                            93.37                   93.37
      January      2011                                    6.80                                             6.80
      March        2011                                                           155.62                  155.62
      July         2011                                    3.94                                             3.94
      January      2012                                    2.91                                             2.91
      March        2012                                                            38.90                   38.90
      July         2012                                    2.23                                             2.23
      January      2013                                    1.96                                             1.96
      February     2013                                                            62.25                   62.25
      July         2013                                     .72                                              .72
      January      2014  - January    2018                  .56                                              .56
      July         2018                                     .50                    46.68                   47.18








                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment of Registration Statement comprises the following papers and documents:

              The facing sheet
              The prospectus and the signatures
              The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.5 Form of Agreement Among Underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-37091) as filed on January 29, 1998.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the Federal, California and Pennsylvania tax status of the securities being registered.

     3.3 Opinion and consent of counsel as to the New York tax status of the Trusts under New York law.

     3.4 Opinion and consent of counsel as to the Michigan tax status of the Trusts under Michigan law.

     4.1  Consent of J.J. Kenny Co., Inc.

     4.2  Consent of Grant Thornton LLP.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 393 (File No. 333-104431) dated May 20, 2003.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 369 (File No. 333-101485) dated December 3, 2002.


                                   SIGNATURES

     The Registrant, Van Kampen Focus Portfolios, Municipal Series 440, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merrit Utility Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265, Series 314 and Series 366 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Municipal Series 440 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 3rd day of June, 2003.

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 440


                                                            By /s/ Gina Costello
                                                         -----------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 3, 2003 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman, Chief Executive Officer         )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Managing Director                         )

David M. Swanson                    Managing Director                         )

                                                               /s/ GINA COSTELLO
                                                          ----------------------
                                                             (Attorney-in-fact*)
--------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.